UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated July 24, 2025

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland
(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒        Form 40-F: ☐

Enclosures:

•	Nokia Corporation Report for Q2 2025 and Half Year 2025
•	Report for Q2 and Half Year 2025

STOCK EXCHANGE RELEASE 24 July 2025

Nokia Corporation

Half year financial report

24 July 2025 at 08:00 EEST

Nokia Corporation Report for Q2 and Half Year 2025

Solid performance offset by currency impact

•	Q2 comparable net sales declined 1% y-o-y on a constant currency and portfolio basis (2% reported) due to a 13% decline in Mobile Networks which had benefited from accelerated revenue recognition in the prior year. Network Infrastructure grew 8% while Cloud and Network Services grew 14%. Nokia Technologies grew 3%.

•	Comparable gross margin in Q2 was flat y-o-y at 44.7% (reported increased 10bps to 43.4%). Gross margins were broadly stable in Network Infrastructure and Mobile Networks and improved in Cloud and Network Services.

•	Q2 comparable operating margin decreased 290bps y-o-y to 6.6% (reported up 790bps to 1.8%), driven by a negative EUR 50 million venture fund impact which includes a EUR 60 million negative currency revaluation. Operating profit was also impacted by tariffs.

•	Q2 comparable diluted EPS for the period of EUR 0.04; reported diluted EPS for the period of EUR 0.02.

•	Q2 free cash flow of EUR 0.1 billion, net cash balance of EUR 2.9 billion.

•	As announced on 22 July 2025, full year 2025 comparable operating profit outlook revised to between EUR 1.6 and 2.1 billion (was between EUR 1.9 and 2.4 billion) with free cash flow conversion from comparable operating profit unchanged at between 50% and 80%.

This is a summary of the Nokia Corporation Report for Q2 and Half Year 2025 published today. Nokia only publishes a summary of its financial reports in stock exchange releases. The summary focuses on Nokia Group's financial information as well as on Nokia's outlook. The detailed, segment-level discussion will be available in the complete financial report hosted at www.nokia.com/financials. Investors should not solely rely on summaries of Nokia's financial reports and should also review the complete reports with tables.

JUSTIN HOTARD, PRESIDENT AND CEO, ON Q2 2025 RESULTS

In the following quote, net sales comments and growth rates are referring to comparable net sales and are on a constant currency and portfolio basis.

During my first quarter as CEO, I’ve spent significant time engaging with our stakeholders. One message has stood out: Connectivity is becoming a critical differentiator in the AI supercycle, not only for communication service providers and hyperscalers, but also for new areas like defense and national security. With our portfolio in mobile and fiber access, data center, and transport networks, Nokia is uniquely positioned to be a leader in this market transition. Customer conversations have increased my optimism about our opportunity: There’s been a strong validation of what sets us apart – our technology, partnering culture, and the exceptional talent of our people.

STOCK EXCHANGE RELEASE 24 July 2025

At the same time, our customers expect us to engage with them as one integrated company as they partner with us across our portfolio. Further it is clear we need to continue to evolve how we work so we move faster, improve productivity and focus on what brings value to our customers. As a result, we’re unifying our corporate functions to simplify how we work, build a more cohesive culture and begin to unlock operating leverage.

We have a great opportunity to drive a unified vision for the future of networks, and I am looking forward to discussing our strategy and full value creation story at our Capital Markets Day in New York on November 19.

Turning to our second quarter results, the significant currency fluctuations, particularly the weaker USD, had a meaningful impact on both our net sales and operating profit. On a constant currency and portfolio basis our overall net sales declined 1%, however excluding a settlement benefit in the prior year, sales would have grown 3%. Network Infrastructure grew 8% in Q2. Mobile Networks’ net sales declined 13%, primarily related to the aforementioned prior year settlement benefit and also due to project timing in India. Cloud and Network Services grew 14% with strong momentum in 5G Core. Nokia Technologies grew 3% and secured several new agreements in the quarter.

Q2 comparable gross margin was stable year-on-year at 44.7%. Operating profit in the quarter was impacted by a non-cash negative impact to venture funds of EUR 50 million which included a EUR 60 million negative currency revaluation and the effect of tariffs we highlighted in Q1, contributing to our comparable operating margin declining 290 bps to 6.6%. Despite the cash impact of 2024 incentives during Q2, we had a strong cash performance and have generated free cash flow of over EUR 800 million in the first half.

Q2 saw continued strong order momentum in Optical Networks with a book-to-bill well above 1, driven by new hyperscaler orders. We had several key wins in the quarter, including a deal with a large US communication service provider along with receiving our first award for 800G pluggables from a US hyperscaler. Across the group, Nokia generated 5% of sales in Q2 from hyperscalers. While we still have a lot of work ahead of us, I’m pleased with the progress we are making integrating Infinera, including executing on synergies. Additionally, the commercial momentum we are seeing reinforces the long-term value creation opportunity of the acquisition.

Looking ahead we expect a stronger second half performance, particularly in Q4 consistent with normal seasonality. For the full year, the underlying business is trending largely as expected. We continue to expect strong growth in Network Infrastructure, growth in Cloud and Network Services and largely stable net sales in Mobile Networks on a constant currency and portfolio basis. In Nokia Technologies we expect approximately EUR 1.1 billion in operating profit.

However, we are facing two headwinds to our full year operating profit outlook which are outside of our control, currency due to the weaker US Dollar, and tariffs. Currency has an approximately EUR 230 million negative impact relative to our expectations at the start of the year with EUR 90 million from non-cash venture fund currency revaluations. The current tariff levels are forecasted to impact operating profit by EUR 50 million to EUR 80 million inclusive of those in Q2. Considering these two headwinds, we decided it was prudent at this point to lower our comparable operating profit outlook to a range of EUR 1.6 billion to EUR 2.1 billion from the prior range of EUR 1.9 billion to EUR 2.4 billion.

Justin Hotard

President and CEO

STOCK EXCHANGE RELEASE 24 July 2025

FINANCIAL RESULTS

EUR million (except for EPS in EUR)	Q2'25	Q2'24	YoY change		Q1-Q2'25	Q1-Q2'24	YoY change
Reported results
Net sales	4 546	4 466	2%		8 936	8 910	0%
Gross margin %	43.4%	43.3%	10	bps	42.5%	46.5%	(400	)bps
Research and development expenses	(1 161)	(1 134)	2%		(2 306)	(2 259)	2%
Selling, general and administrative expenses	(744)	(715)	4%		(1 472)	(1 408)	5%
Operating profit	81	432	(81)%		32	836	(96)%
Operating margin %	1.8%	9.7%	(790	)bps	0.4%	9.4%	(900	)bps
Profit from continuing operations	83	370	(78)%		24	821	(97)%
Profit/(loss) from discontinued operations	13	(512)			13	(525)
Profit/(loss) for the period	96	(142)			36	296	(88)%
EPS for the period, diluted	0.02	(0.03)			0.01	0.05	(80)%
Net cash and interest-bearing financial investments	2 879	5 475	(47)%		2 879	5 475	(47)%
Comparable results
Net sales	4 551	4 466	2%		8 941	8 910	0%
Constant currency and portfolio YoY change(1)			(1)%				(2)%
Gross margin %	44.7%	44.7%	0	bps	43.5%	47.6%	(410	)bps
Research and development expenses	(1 126)	(1 064)	6%		(2 241)	(2 140)	5%
Selling, general and administrative expenses	(612)	(610)	0%		(1 199)	(1 194)	0%
Operating profit	301	423	(29)%		457	1 023	(55)%
Operating margin %	6.6%	9.5%	(290	)bps	5.1%	11.5%	(640	)bps
Profit for the period	236	328	(28)%		390	840	(54)%
EPS for the period, diluted	0.04	0.06	(33)%		0.07	0.15	(53)%

Business group results	Network Infrastructure		Mobile Networks		Cloud and Network Services		Nokia Technologies		Group Common and Other
EUR million	Q2'25	Q2'24	Q2'25	Q2'24	Q2'25	Q2'24	Q2'25	Q2'24	Q2'25	Q2'24
Net sales	1 904	1 522	1 732	2 078	557	507	357	356	3	4
YoY change	25%		(17)%		10%		0%		(25)%
Constant currency and portfolio YoY change(1)	8%		(13)%		14%		3%		(25)%
Gross margin %	38.2%	38.4%	41.1%	41.8%	42.7%	37.5%	100.0%	100.0%
Operating profit/(loss)	109	97	77	182	9	(35)	255	258	(150)	(78)
Operating margin %	5.7%	6.4%	4.4%	8.8%	1.6%	(6.9)%	71.4%	72.5%

(1) This metric provides additional information on the growth of the business and adjusts for both currency impacts and portfolio changes. The full definition is provided in the Alternative performance measures section in Nokia Corporation Report for Q2 and Half Year 2025.

STOCK EXCHANGE RELEASE 24 July 2025

SHAREHOLDER DISTRIBUTION

Dividend

Under the authorization by the Annual General Meeting held on 29 April 2025, the Board of Directors may resolve on the distribution of an aggregate maximum of EUR 0.14 per share to be paid in respect of financial year 2024. The authorization will be used to distribute dividend and/or assets from the reserve for invested unrestricted equity in four installments during the authorization period unless the Board decides otherwise for a justified reason.

On 24 July 2025, the Board resolved to distribute a dividend of EUR 0.04 per share. The dividend record date is 29 July 2025 and the dividend will be paid on 7 August 2025. The actual dividend payment date outside Finland will be determined by the practices of the intermediary banks transferring the dividend payments.

As previously announced, on 29 April 2025 the Board resolved to distribute a dividend of EUR 0.04 per share. The dividend record date was 5 May 2025 and the dividend was paid on 12 May 2025. Following these distributions, the Board’s remaining distribution authorization is a maximum of EUR 0.06 per share.

OUTLOOK

Full Year 2025
Comparable operating profit(1,2)	EUR 1.6 billion to EUR 2.1 billion (adjusted from EUR 1.9 billion to 2.4 billion)
Free cash flow(1)	50% to 80% conversion from comparable operating profit

1Please refer to Alternative performance measures section in Nokia Corporation Report for Q2 and Half Year 2025 for a full explanation of how these terms are defined.

2Outlook is based on a EUR:USD rate of 1.17 for the remainder of the year.

The outlook and all of the underlying outlook assumptions described below are forward-looking statements subject to a number of risks and uncertainties as described or referred to in the Risk Factors section later in this report.

Along with Nokia's official outlook targets provided above, Nokia provides the below additional assumptions that support the group level financial outlook.

	Full year 2025	Comment
Q3 Seasonality		Normal seasonality would imply flat net sales sequentially into Q3. The business expects somewhat more challenging product mix along with continued R&D investment. Comparable operating margin expected to be largely stable sequentially.
Group Common and Other operating expenses	Approximately EUR 400 million
Comparable financial income and expenses	Positive EUR 50 to 150 million
Comparable income tax rate	~25%
Cash outflows related to income taxes	EUR 500 million
Capital expenditures	EUR 650 million
Recurring gross cost savings	EUR 400 million	Related to ongoing cost savings program and not including Infinera-related synergies
Restructuring and associated charges related to cost savings programs	EUR 250 million	Related to ongoing cost savings program and not including Infinera-related synergies
Restructuring and associated cash outflows	EUR 400 million	Related to ongoing cost savings program and not including Infinera-related synergies

STOCK EXCHANGE RELEASE 24 July 2025

RISK FACTORS

Nokia and its businesses are exposed to a number of risks and uncertainties which include but are not limited to:

•	Competitive intensity, which is expected to continue at a high level as some competitors seek to take share;

•	Changes in customer network investments related to their ability to monetize the network;

•	Our ability to ensure competitiveness of our product roadmaps and costs through additional R&D investments;

•	Our ability to procure certain standard components and the costs thereof, such as semiconductors;

•	Disturbance in the global supply chain;

•	Impact of inflation, increased global macro-uncertainty, major currency fluctuations, changes in tariffs and higher interest rates;

•	Potential economic impact and disruption of global pandemics;

•	War or other geopolitical conflicts, disruptions and potential costs thereof;

•	Other macroeconomic, industry and competitive developments;

•	Timing and value of new, renewed and existing patent licensing agreements with licensees;

•	Results in brand and technology licensing; costs to protect and enforce our intellectual property rights; on-going litigation with respect to licensing and regulatory landscape for patent licensing;

•	The outcomes of on-going and potential disputes and litigation;

•	Our ability to execute, complete, successfully integrate and realize the expected benefits from transactions;

•	Timing of completions and acceptances of certain projects;

•	Our product and regional mix;

•	Uncertainty in forecasting income tax expenses and cash outflows, over the long-term, as they are also subject to possible changes due to business mix, the timing of patent licensing cash flow and changes in tax legislation, including potential tax reforms in various countries and OECD initiatives;

•	Our ability to utilize our Finnish deferred tax assets and their recognition on our balance sheet;

•	Our ability to meet our sustainability and other ESG targets, including our targets relating to greenhouse gas emissions;

as well the risk factors specified under Forward-looking statements of this release, and our 2024 annual report on Form 20-F published on 13 March 2025 under Operating and financial review and prospects-Risk factors.

FORWARD-LOOKING STATEMENTS

Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, projects, programs, product launches, growth management, licenses, sustainability and other ESG targets, operational key performance indicators and decisions on market exits; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of potential global pandemics, geopolitical conflicts and the general or regional macroeconomic conditions on our businesses, our supply chain, the timing of market changes or turning points in demand and our customers’ businesses) and any future dividends and other distributions of profit; C) expectations and targets regarding financial performance and results of operations, including market share, prices, net sales, income, margins, cash flows, cost savings, the timing of receivables, operating expenses, provisions, impairments, tariffs, taxes, currency exchange rates, hedging, investment funds, inflation, product cost reductions, competitiveness, value creation, revenue generation in any specific region, and licensing income and payments; D) ability to execute, expectations, plans or benefits related to transactions, investments and changes in organizational structure and operating model; E) impact on revenue with respect to litigation/renewal discussions; and F) any statements preceded by or including "anticipate", “continue”, “believe”, “envisage”, “expect”, “aim”, “will”, “target”, “may”, “would”, “could“, "see", “plan”, “ensure” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences, include those risks and uncertainties identified in the Risk Factors above.

STOCK EXCHANGE RELEASE 24 July 2025

ANALYST WEBCAST

•	Nokia's webcast will begin on 24 July 2025 at 11.30 a.m. Finnish time (EEST). The webcast will last approximately 60 minutes.

•	The webcast will be a presentation followed by a Q&A session. Presentation slides will be available for download at www.nokia.com/financials.

•	A link to the webcast will be available at www.nokia.com/financials.

•	Media representatives can listen in via the link, or alternatively call +1-412-317-5619.

FINANCIAL CALENDAR

•	Nokia plans to publish its third quarter and January-September 2025 results on 23 October 2025.

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs, which is celebrating 100 years of innovation.

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

NOKIA

Report for Q2 and Half Year 2025

Solid performance offset by currency impact

- Q2 comparable net sales declined 1% y-o-y on a constant currency and portfolio basis (+2% reported) due to a 13% decline in Mobile Networks which had benefited from accelerated revenue recognition in the prior year. Network Infrastructure grew 8% while Cloud and Network Services grew 14%. Nokia Technologies grew 3%.
- Comparable gross margin in Q2 was flat y-o-y at 44.7% (reported increased 10bps to 43.4%). Gross margins were broadly stable in Network Infrastructure and Mobile Networks and improved in Cloud and Network Services.
- Q2 comparable operating margin decreased 290bps y-o-y to 6.6% (reported down 790bps to 1.8%). This was driven by a negative EUR 50 million venture fund impact which includes a EUR 60 million negative currency revaluation. Operating profit was also impacted by tariffs.
- Q2 comparable diluted EPS for the period of EUR 0.04; reported diluted EPS for the period of EUR 0.02.
- Q2 free cash flow of EUR 0.1 billion, net cash balance of EUR 2.9 billion.
- As announced on 22 July 2025, full year 2025 comparable operating profit outlook revised to between EUR 1.6 and 2.1 billion (was between EUR 1.9 and 2.4 billion) with free cash flow conversion from comparable operating profit unchanged at between 50% and 80%.

EUR million (except for EPS in EUR)	Q2'25	Q2'24	YoY change	Q1-Q2'25	Q1-Q2'24	YoY change
Reported results						
Net sales	4 546	4 466	2%	8 936	8 910	0%
Gross margin %	43.4%	43.3%	10bps	42.5%	46.5%	(400)bps
Research and development expenses	(1 161)	(1 134)	2%	(2 306)	(2 259)	2%
Selling, general and administrative expenses	(744)	(715)	4%	(1 472)	(1 408)	5%
Operating profit	81	432	(81)%	32	836	(96)%
Operating margin %	1.8%	9.7%	(790)bps	0.4%	9.4%	(900)bps
Profit from continuing operations	83	370	(78)%	24	821	(97)%
Profit/(loss) from discontinued operations	13	(512)		13	(525)	
Profit/(loss) for the period	96	(142)		36	296	(88)%
EPS for the period, diluted	0.02	(0.03)		0.01	0.05	(80)%
Net cash and interest-bearing financial investments	2 879	5 475	(47)%	2 879	5 475	(47)%
Comparable results						
Net sales	4 551	4 466	2%	8 941	8 910	0%
Constant currency and portfolio YoY change[1]			(1)%			(2)%
Gross margin %	44.7%	44.7%	0bps	43.5%	47.6%	(410)bps
Research and development expenses	(1 126)	(1 064)	6%	(2 241)	(2 140)	5%
Selling, general and administrative expenses	(612)	(610)	0%	(1 199)	(1 194)	0%
Operating profit	301	423	(29)%	457	1 023	(55)%
Operating margin %	6.6%	9.5%	(290)bps	5.1%	11.5%	(640)bps
Profit for the period	236	328	(28)%	390	840	(54)%
EPS for the period, diluted	0.04	0.06	(33)%	0.07	0.15	(53)%

	Network Infrastructure		Mobile Networks		Cloud and Network Services		Nokia Technologies		Group Common and Other	
EUR million	Q2'25	Q2'24	Q2'25	Q2'24	Q2'25	Q2'24	Q2'25	Q2'24	Q2'25	Q2'24
Net sales	1 904	1 522	1 732	2 078	557	507	357	356	3	4
YoY change	25%		(17)%		10%		0%		(25)%	
Constant currency and portfolio YoY change[1]	8%		(13)%		14%		3%		(25)%	
Gross margin %	38.2%	38.4%	41.1%	41.8%	42.7%	37.5%	100.0%	100.0%		
Operating profit/(loss)	109	97	77	182	9	(35)	255	258	(150)	(78)
Operating margin %	5.7%	6.4%	4.4%	8.8%	1.6%	(6.9)%	71.4%	72.5%		

[1] This metric provides additional information on the growth of the business and adjusts for both currency impacts and portfolio changes. The full definition is provided in the Alternative performance measures section in this report.

24 July 2025 1

CEO Commentary In the following quote, net sales comments and growth rates are referring to comparable net sales and are on a constant currency and portfolio basis. During my first quarter as CEO, I’ve spent significant time engaging with our stakeholders. One message has stood out: Connectivity is becoming a critical differentiator in the AI supercycle, not only for communication service providers and hyperscalers, but also for new areas like defense and national security. With our portfolio in mobile and fiber access, data center, and transport networks, Nokia is uniquely positioned to be a leader in this market transition. Customer conversations have increased my optimism about our opportunity: There’s been a strong validation of what sets us apart – our technology, partnering culture, and the exceptional talent of our people. At the same time, our customers expect us to engage with them as one integrated company as they partner with us across our portfolio. Further it is clear we need to continue to evolve how we work so we move faster, improve productivity and focus on what brings value to our customers. As a result, we’re unifying our corporate functions to simplify how we work, build a more cohesive culture and begin to unlock operating leverage. We have a great opportunity to drive a unified vision for the future of networks, and I am looking forward to discussing our strategy and full value creation story at our Capital Markets Day in New York on November 19. Turning to our second quarter results, the significant currency fluctuations, particularly the weaker USD, had a meaningful impact on both our net sales and operating profit. On a constant currency and portfolio basis our overall net sales declined 1%, however excluding a settlement benefit in the prior year, sales would have grown 3%. Network Infrastructure grew 8% in Q2. Mobile Networks’ net sales declined 13%, primarily related to the aforementioned prior year settlement benefit and also due to project timing in India. Cloud and Network Services grew 14% with strong momentum in 5G Core. Nokia Technologies grew 3% and secured several new agreements in the quarter. Q2 comparable gross margin was stable year-on-year at 44.7%. Operating profit in the quarter was impacted by a non-cash negative impact to venture funds of EUR 50 million which included a EUR 60 million negative currency revaluation and the effect of tariffs we highlighted in Q1, contributing to our comparable operating margin declining 290 bps to 6.6%. Despite the cash impact of 2024 incentives during Q2, we had a strong cash performance and have generated free cash flow of over EUR 800 million in the first half. Q2 saw continued strong order momentum in Optical Networks with a book-to-bill well above 1, driven by new hyperscaler orders. We had several key wins in the quarter, including a deal with a large US communication service provider along with receiving our first award for 800G pluggables from a US hyperscaler. Across the group, Nokia generated 5% of sales in Q2 from hyperscalers. While we still have a lot of work ahead of us, I’m pleased with the progress we are making integrating Infinera, including executing on synergies. Additionally, the commercial momentum we are seeing reinforces the long-term value creation opportunity of the acquisition. Looking ahead we expect a stronger second half performance, particularly in Q4 consistent with normal seasonality. For the full year, the underlying business is trending largely as expected. We continue to expect strong growth in Network Infrastructure, growth in Cloud and Network Services and largely stable net sales in Mobile Networks on a constant currency and portfolio basis. In Nokia Technologies we expect approximately EUR 1.1 billion in operating profit. However, we are facing two headwinds to our full year operating profit outlook which are outside of our control, currency due to the weaker US Dollar, and tariffs. Currency has an approximately EUR 230 million negative impact relative to our expectations at the start of the year with EUR 90 million from non-cash venture fund currency revaluations. The current tariff levels are forecasted to impact operating profit by EUR 50 million to EUR 80 million inclusive of those in Q2. Considering these two headwinds, we decided it was prudent at this point to lower our comparable operating profit outlook to a range of EUR 1.6 billion to EUR 2.1 billion from the prior range of EUR 1.9 billion to EUR 2.4 billion. Justin Hotard President and CEO 24 July 2025 2

NOKIA

Outlook

	Full Year 2025
Comparable operating profit[1,2]	EUR 1.6 billion to EUR 2.1 billion (adjusted from EUR 1.9 billion to 2.4 billion)
Free cash flow[1]	50% to 80% conversion from comparable operating profit

(1) Please refer to Alternative performance measures section in this report for a full explanation of how these terms are defined.
(2) Outlook is based on a EUR:USD rate of 1.17 for the remainder of the year

The outlook and all of the underlying outlook assumptions described below are forward-looking statements subject to a number of risks and uncertainties as described or referred to in the Risk Factors section later in this report.

Along with Nokia's official outlook targets provided above, Nokia provides the below additional assumptions that support the group level financial outlook.

	Full year 2025	Comment
Q3 Seasonality		Normal seasonality would imply flat net sales sequentially into Q3. The business expects somewhat more challenging product mix along with continued R&D investment. Comparable operating margin expected to be largely stable sequentially.
Group Common and Other operating expenses	Approximately EUR 400 million	
Comparable financial income and expenses	Positive EUR 50 to 150 million	
Comparable income tax rate	~25%	
Cash outflows related to income taxes	EUR 500 million	
Capital expenditures	EUR 650 million	
Recurring gross cost savings	EUR 400 million	Related to ongoing cost savings program and not including Infinera-related synergies
Restructuring and associated charges related to cost savings programs	EUR 250 million	Related to ongoing cost savings program and not including Infinera-related synergies
Restructuring and associated cash outflows	EUR 400 million	Related to ongoing cost savings program and not including Infinera-related synergies

Shareholder distribution

Dividend

Under the authorization by the Annual General Meeting held on 29 April 2025, the Board of Directors may resolve on the distribution of an aggregate maximum of EUR 0.14 per share to be paid in respect of financial year 2024. The authorization will be used to distribute dividend and/or assets from the reserve for invested unrestricted equity in four installments during the authorization period unless the Board decides otherwise for a justified reason.

On 24 July 2025, the Board resolved to distribute a dividend of EUR 0.04 per share. The dividend record date is 29 July 2025 and the dividend will be paid on 7 August 2025. The actual dividend payment date outside Finland will be determined by the practices of the intermediary banks transferring the dividend payments.

As previously announced, on 29 April 2025 the Board resolved to distribute a dividend of EUR 0.04 per share. The dividend record date was 5 May 2025 and the dividend was paid on 12 May 2025. Following these distributions, the Board's remaining distribution authorization is a maximum of EUR 0.06 per share.

24 July 2025 3

Financial Results Q2 2025 compared to Q2 2024 Net sales In Q2 2025, reported net sales increased 2% due to the acquisition of Infinera but this was partially offset by foreign exchange rate fluctuations along with the following drivers. On a constant currency and portfolio basis, Nokia's comparable net sales decreased 1%, driven by a 13% decline in Mobile Networks mainly caused by accelerated revenue recognition from a contract resolution that benefited Q2 2024. Nokia Technologies net sales grew 3% reflecting some new deals signed over the past 12 months. Network Infrastructure grew 8%, with growth in all business units. Cloud and Network Services grew 14%, reflecting strength in Core Networks. Gross margin Reported gross margin increased 10 basis points to 43.4% in Q2 2025 and comparable gross margin was flat at 44.7%. The flat gross margin reflected broadly stable performance across Mobile Networks, which was flat despite the one-time contract settlement benefit in Q2 2024, as well a stable performance in Network Infrastructure. Notably, Cloud and Network Services gross margin showed strong year-on-year improvement. Operating profit and margin Reported operating profit in Q2 2025 was EUR 81 million, or 1.8% of net sales, down from 9.7% in Q2 2024. Comparable operating profit decreased 29% to EUR 301 million, while comparable operating margin was 6.6%, down from 9.5% in Q2 2024. The decrease was driven by higher operating expenses, resulting from targeted investments for long-term growth. Other operating income also declined mainly reflecting the negative impact from Nokia's venture fund investments. Nokia's venture fund investments had a negative impact of approximately EUR 50 million in Q2 2025, impacted by unfavorable foreign exchange rate fluctuations, compared to a gain of approximately EUR 10 million in Q2 2024. The impact of hedging in Q2 2025 was negative EUR 6 million, compared to a positive impact of EUR 10 million in Q2 2024. In Q2 2025, the difference between reported and comparable operating profit was primarily driven by the amortization and depreciation of acquired intangible assets and property, plant and equipment of EUR 117 million, EUR 71 million of restructuring and associated charges and EUR 39 million related to the release of acquisition-related fair value adjustments to deferred revenue and inventory. In Q2 2024, the difference between reported and comparable operating profit was primarily related to EUR 67 million related to divestment of businesses and EUR 186 million related to the divestment of associates, mostly offset by EUR 150 million of restructuring and associated charges, the amortization of acquired intangible assets of EUR 78 million and the impairment and write-off of assets of EUR 11 million. Profit from continuing operations Reported profit from continuing operations in Q2 2025 was EUR 83 million, compared to a profit of EUR 370 million in Q2 2024. Comparable profit from continuing operations in Q2 2025 was EUR 236 million, compared to EUR 328 million in Q2 2024. The decrease in comparable profit from continuing operations was driven by the decline in comparable operating profit, which was somewhat offset by a slight decrease in income tax expense. Apart from the items affecting comparability included in operating profit (and their associated tax effects), the difference between reported and comparable profit from continuing operations in Q2 2025 was mainly due to a positive EUR 9 million fair value change of equity investments in Vodafone Idea which were disposed of in Q2 2025 and a positive EUR 5 million change in fair value of Infinera convertible notes which were settled in Q2 2025. In Q2 2024, the difference between reported and comparable profit from continuing operations was mainly due to a negative change in financial liability to acquire non-controlling interest in Nokia Shanghai Bell of EUR 9 million. Profit/loss from discontinued operations The accounting for Submarine Networks was moved into discontinued operations in Q2 2024. There was EUR 13 million of profit from discontinued operations in Q2 2025 related to an adjustment to the gain on sale of ASN, compared to a loss of EUR 512 million in Q2 2024, which was mainly related to an impairment charge. Earnings per share Reported diluted EPS from continuing operations was EUR 0.01 in Q2 2025, compared to EUR 0.07 in Q2 2024. Comparable diluted EPS from continuing operations was EUR 0.04 in Q2 2025, compared to EUR 0.06 in Q2 2024. Reported diluted EPS from discontinued operations was EUR 0.00 in Q2 2025 compared to negative EUR 0.09 in Q2 2024. Reported diluted EPS was EUR 0.02 in Q2 2025, compared to negative EUR 0.03 in Q2 2024. Comparable diluted EPS was EUR 0.04 in Q2 2025 compared to EUR 0.06 in Q2 2024. Cash performance During Q2 2025, net cash decreased by EUR 109 million, resulting in an end-of-quarter net cash balance of EUR 2 879 million. Total cash decreased by EUR 1 187 million sequentially to EUR 5 970 million, mainly related to the repayment of debt. Free cash flow was positive EUR 88 million in Q2 2025. 24 July 2025 4

Segment Details

Network Infrastructure

EUR million	Q2'25	Q2'24	YoY change	Constant currency and portfolio YoY change	Q1-Q2'25	Q1-Q2'24	YoY change	Constant currency and portfolio YoY change
Net sales	1 904	1 522	25%	8%	3 626	2 961	22%	9%
IP Networks	588	594	(1)%	3%	1 234	1 190	4%	5%
Optical Networks	730	405	80%	6%	1 255	750	67%	10%
Fixed Networks	586	524	12%	17%	1 137	1 021	11%	13%
Gross profit	728	585	24%		1 427	1 172	22%	
Gross margin %	38.2%	38.4%	(20)bps		39.4%	39.6%	(20)bps	
Operating profit	109	97	12%		244	183	33%	
Operating margin %	5.7%	6.4%	(70)bps		6.7%	6.2%	50bps	
Adjusted free cash flow	108	(214)			330	(109)		
Continuing operations	108	(187)			330	(96)		
Discontinued operations[1]	—	(27)			—	(13)		
Net sales by region								
Americas	867	662	31%	5%	1 578	1 207	31%	11%
APAC	421	314	34%	29%	805	601	34%	29%
EMEA	616	546	13%	1%	1 243	1 154	8%	(2)%

(1) Comprises Submarine Networks business which has been presented as discontinued operation beginning from the second quarter of 2024.

Network Infrastructure **net sales** increased 25% on a reported basis and 8% on a constant currency and portfolio basis, reflecting growth across each of the business units. Network Infrastructure's second quarter 2025 results included a full quarter of Infinera financials recorded within Optical Networks.

IP Networks net sales increased 3% on a constant currency basis, as growth with CSP customers was complemented by continued traction with both hyperscalers and enterprise customers. On a regional basis, APAC saw strength in Greater China, while Europe drove growth in EMEA and North America drove growth in the Americas.

Optical Networks net sales grew 6% on a constant currency and portfolio basis. The quarter saw some modest supply constraints that impacted our growth by approximately 5 percentage points, with the situation expected to improve in Q3. Underlying demand trends remained particularly strong in Optical Networks. The growth reflected strength in North America, particularly with hyperscalers. Optical Networks saw continued success in the hyperscale market with significant order intake growth in the quarter.

Fixed Networks grew strongly in the quarter, with net sales increasing 17% on a constant currency basis. Strong performance in APAC continued, mainly driven by fixed wireless access deployments in India. North America within the Americas and Europe within EMEA both also grew.

Gross profit improved year-on-year, primarily driven by higher net sales and the inclusion of Infinera. **Gross margin** was broadly stable year-on-year, despite a 110bps impact from tariffs.

Operating profit increased year-on-year, reflecting higher gross profit, partially offset by higher operating expenses related to the Infinera acquisition, as well as R&D investments to drive future growth opportunities. Operating margin declined slightly year-on-year.

The consolidation of Infinera had a negative EUR 20 million impact on Network Infrastructure's operating profit in the quarter.

Adjusted free cash flow in the second quarter was EUR 108 million, mainly reflecting solid operating profit and a neutral net working capital impact, as favorable movements in receivables and inventories were offset by liabilities.

24 July 2025 5

NOKIA

Mobile Networks

EUR million	Q2'25	Q2'24	YoY change	Constant currency YoY change	Q1-Q2'25	Q1-Q2'24	YoY change	Constant currency YoY change
Net sales	1 732	2 078	(17)%	(13)%	3 461	3 760	(8)%	(6)%
Gross profit	711	868	(18)%		1 246	1 555	(20)%	
Gross margin %	41.1%	41.8%	(70)bps		36.0%	41.4%	(540)bps	
Operating profit/(loss)	77	182	(58)%		(75)	149	(150)%	
Operating margin %	4.4%	8.8%	(440)bps		(2.2)%	4.0%	(620)bps	
Adjusted free cash flow	66	672	(90)%		420	1 378	(70%)	
Net sales by region								
Americas	494	704	(30)%	(25)%	1 028	1 129	(9)%	(7)%
APAC	485	637	(24)%	(20)%	1 032	1 177	(12)%	(10)%
EMEA	753	737	2%	4%	1 401	1 455	(4)%	(3)%

Mobile Networks **net sales** decreased 17% on a reported basis and 13% on a constant currency basis.

The decline in net sales was primarily driven by the Americas, and to a lesser extent APAC, whilst EMEA grew slightly. Within the Americas, the decline in North America was primarily from the accelerated revenue recognition from a contract resolution that benefited Q2 2024. Latin America also declined. Within APAC, net sales in India were impacted by the timing of projects, while Greater China also declined. In EMEA, Middle East and Africa declined and this was more than offset by growth in Europe.

Both **gross profit** and **gross margin** declined compared to Q2 2024, as the year-ago period benefited from the accelerated revenue recognition from a contract resolution. The current quarter saw supportive product and regional mix.

Operating profit and **operating margin** were lower year-on-year in Q2 2025. The operating profit decline mainly reflected the benefits which impacted gross profit in Q2 2024. Operating expenses declined year-on-year and other operating income decreased slightly, reflecting some adverse foreign exchange movements.

Adjusted free cash flow in the second quarter was EUR 66 million mainly reflecting the operating profit, which was somewhat offset by outflows from net working capital, as a decline in receivables was more than offset by a decrease in liabilities due to incentive payments, and an increase in inventories.

Cloud and Network Services

EUR million	Q2'25	Q2'24	YoY change	Constant currency and portfolio YoY change	Q1-Q2'25	Q1-Q2'24	YoY change	Constant currency and portfolio YoY change
Net sales	557	507	10%	14%	1 125	1 053	7%	11%
Gross profit	238	190	25%		498	405	23%	
Gross margin %	42.7%	37.5%	520bps		44.3%	38.5%	580bps	
Operating profit/(loss)	9	(35)			23	(72)		
Operating margin %	1.6%	(6.9)%	850bps		2.0%	(6.8)%	880bps	
Adjusted free cash flow	(5)	27			186	4	4 550%	
Net sales by region								
Americas	213	190	12%	19%	448	424	6%	12%
APAC	115	116	(1)%	2%	247	231	7%	11%
EMEA	230	201	14%	16%	429	398	8%	10%

Cloud and Network Services **net sales** increased 10% on a reported basis, and 14% on a constant currency basis. The growth was mainly driven by strength in Core Networks.

From a regional perspective, Cloud and Network Services saw broad based net sales growth. EMEA grew strongly with increases in both Middle East and Africa and Europe. In the Americas, there was strong growth in North America with a decline in Latin America. In APAC, growth in Asia Pacific and Japan along with India was partially offset by a decline in Greater China.

Gross margin increased 520bps year-on-year which was driven by the top line growth and the margin expansion in both Enterprise Campus Edge and Core Networks.

Both **operating profit** and **operating margin** improved year-on-year, mainly reflecting the increased gross profit.

Adjusted free cash flow in the second quarter was negative EUR 5 million mainly reflecting outflows from net working capital, related to a an decrease in liabilities which was partially offset by a decrease in receivables.

24 July 2025 6

NOKIA

Nokia Technologies

EUR million	Q2'25	Q2'24	YoY change	Constant currency YoY change	Q1-Q2'25	Q1-Q2'24	YoY change	Constant currency YoY change
Net sales	357	356	0%	3%	727	1 113	(35)%	(34)%
Gross profit	357	356	0%		726	1 113	(35)%	
Gross margin %	100.0%	100.0%	0bps		99.9%	100.0%	(10)bps	
Operating profit	255	258	(1)%		514	916	(44)%	
Operating margin %	71.4%	72.5%	(110)bps		70.7%	82.3%	(1 160)bps	
Adjusted free cash flow	291	129	126%		433	611	(29%)	

Nokia Technologies **net sales** were flat on a reported basis and increased 3% on a constant currency basis in the second quarter. The growth mainly reflected new agreements signed during the last 12 months with a small benefit from catch up net sales in the quarter. Nokia Technologies continues to make good progress in expanding to growth areas such as automotive, consumer electronics, IoT and multimedia.

Nokia Technologies annual net sales run-rate remained approximately EUR 1.4 billion in the second quarter despite a headwind from recent currency movements.

The slight decrease in **operating profit** primarily reflected higher operating expenses from continued R&D investments which were somewhat offset by lower litigation expenses.

Adjusted free cash flow in the second quarter was EUR 291 million, resulting from Nokia Technologies operating profit as well as payments received in the quarter. Cash flow is expected to align more closely with operating profit through 2025 and onwards.

Group Common and Other

EUR million	Q2'25	Q2'24	YoY change	Constant currency YoY change	Q1-Q2'25	Q1-Q2'24	YoY change	Constant currency YoY change
Net sales	3	4	(25)%	(25)%	7	26	(73)%	(73)%
Gross loss	—	(1)			(6)	(1)		
Operating loss	(150)	(78)			(249)	(153)		
Adjusted free cash flow	(228)	(110)			(330)	(273)		

Group Common and Other **net sales** declined 25% on both a reported and constant currency basis.

The increase in **operating loss** was primarily driven by Nokia's venture fund investments, which saw a positive revaluation that was more than offset by unfavorable foreign exchange rate fluctuations of EUR 60 million, resulting in a negative impact of approximately EUR 50 million in Q2 2025, compared to a gain of EUR 10 million Q2 2024.

Adjusted free cash flow in the second quarter was negative EUR 228 million, largely reflecting the operating result and a decrease in liabilities within net working capital.

24 July 2025 7

Net sales by region

EUR million	Q2'25	Q2'24	YoY change	Constant currency and portfolio YoY change	Q1-Q2'25	Q1-Q2'24	YoY change	Constant currency and portfolio YoY change
Americas	**1 572**	**1 559**	**1%**	**(6)%**	**3 055**	**2 763**	**11%**	**5%**
Latin America	176	216	(19)%	(22)%	339	388	(13)%	(14)%
North America	1 397	1 343	4%	(3)%	2 716	2 374	14%	8%
APAC	**1 020**	**1 068**	**(4)%**	**(3)%**	**2 084**	**2 015**	**3%**	**4%**
Greater China	239	295	(19)%	(17)%	437	537	(19)%	(18)%
India	310	329	(6)%	0%	773	594	30%	33%
Rest of APAC	471	445	6%	5%	873	884	(1)%	(1)%
EMEA	**1 954**	**1 839**	**6%**	**4%**	**3 798**	**4 133**	**(8)%**	**(10)%**
Europe	1 501	1 366	10%	6%	2 901	3 200	(9)%	(12)%
Middle East & Africa	453	473	(4)%	(1)%	898	933	(4)%	(4)%
Total	**4 546**	**4 466**	**2%**	**(1)%**	**8 936**	**8 910**	**0%**	**(2)%**

The table above provides net sales information for the group based on three geographical areas and their sub-regions. Reported changes are disclosed in the table above. The regional commentary below focuses on discussing on a constant currency and portfolio basis.

The net sales performance in the **Americas** was driven by a decline in Mobile Networks, while Network Infrastructure and Cloud and Network Services grew. North America saw a decline in Mobile Networks reflecting accelerated revenue recognition from a contract resolution that benefited Q2 2024, which was somewhat offset by Network Infrastructure, where Optical Networks grew strongly and both IP Networks and Fixed Networks also increased. The decline in Latin America was driven by Network Infrastructure.

Net sales in **APAC** decreased in the second quarter, driven by declines in Mobile Networks particularly in Greater China and India. Network Infrastructure saw broad-based growth across APAC. Cloud and Network Services saw growth in India and Rest of APAC which was offset by a decline in Greater China.

EMEA net sales increased in the second quarter, primarily driven by Europe which saw growth across all business groups. Middle East and Africa net sales declined, as growth in Cloud and Network Services was more than offset by a decline in Mobile Networks and Network Infrastructure.

Net sales by customer type

EUR million	Q2'25	Q2'24	YoY change	Constant currency and portfolio YoY change	Q1-Q2'25	Q1-Q2'24	YoY change	Constant currency and portfolio YoY change
Communications service providers (CSP)	3 469	3 591	(3)%	(4)%	6 890	6 816	1%	(1)%
Enterprise	725	516	41%	15%	1 322	959	38%	21%
Licensees	357	356	0%	3%	727	1 113	(35)%	(34)%
Other[1]	(4)	3			(2)	23		
Total	4 546	4 466	2%	(1)%	8 936	8 910	0%	(2)%

(1) 2025 includes eliminations of inter-segment revenues, unallocated items and certain other items. 2024 includes net sales of Radio Frequency Systems (RFS), which was managed as a separate entity, and certain other items, such as eliminations of inter-segment revenues. RFS net sales also include revenue from enterprise customers and communications service providers.

Net sales to CSPs declined 4% on a constant currency and portfolio basis in Q2 2025, driven largely by accelerated revenue recognition from a contract resolution that benefited Q2 2024, which benefited Mobile Networks. Excluding this, net sales to CSPs would have increased slightly.

Enterprise net sales increased 15% on a constant currency and portfolio basis in Q2 2025, with growth in both other enterprise customers and hyperscalers. This was particularly evident in both Network Infrastructure and Cloud and Network Services. Nokia continues to expand its presence in private wireless, now with 920 customers.

For a discussion on net sales to Licensees, please refer to the Nokia Technologies section of this report.

24 July 2025 8

Reconciliation of reported operating profit to comparable operating profit

EUR million	Q2'25	Q2'24	YoY change	Q1-Q2'25	Q1-Q2'24	YoY change
Reported operating profit	81	432	(81)%	32	836	(96)%
Amortization and depreciation of acquired intangible assets and property, plant and equipment	117	78		215	156	
Restructuring and associated charges	71	150		135	253	
Release of acquisition-related fair value adjustments to deferred revenue and inventory	39	—		58	—	
Transaction and related costs, including integration costs	(10)	—		13	—	
Divestment of businesses	2	(67)		2	(67)	
Impairment and write-off of assets, net of reversals	1	11		2	25	
Divestment of associates	—	(186)		—	(186)	
Other, net	—	5		—	5	
Comparable operating profit	301	423	(29)%	457	1 023	(55)%

The comparable operating profit that Nokia discloses is intended to provide meaningful supplemental information to both management and investors regarding Nokia's underlying business performance by excluding certain items of income and expenses that may not be indicative of Nokia's business operating results. Comparable operating profit is used also in determining management remuneration.

In Q2 2025, the main adjustments related to the amortization of acquired intangible assets and property, plant and equipment which is primarily related to purchase price allocation of the Alcatel-Lucent and Infinera acquisitions, restructuring charges which are part of the on-going restructuring program and the release of Infinera acquisition-related fair value adjustments to deferred revenue and inventory.

24 July 2025 9

Cash and cash flow in Q2 2025

EUR billion



Operating
Investing
Financing
2.99
0.54
(0.10)
(0.09)
(0.13)
(0.01)
(0.12)
0.06
0.04
(0.22)
(0.08)
(0.06)
0.06
2.88
Q1'25 net cash
Adjusted profit
Restructuring and associated
Net working capital (excluding restructuring)
Income taxes
Net interest
Capital expenditures
Other financial assets
Disposal of businesses
Dividend
Acquisition of treasury shares
Lease payments
Other
Q2'25 net cash

EUR million, at end of period	Q2'25	Q1'25	QoQ change	Q4'24	YTD change
Total cash and interest-bearing financial investments	5 970	7 157	(17)%	8 741	(32)%
Net cash and interest-bearing financial investments[1]	2 879	2 988	(4)%	4 854	(41)%

(1) Net cash and interest-bearing financial investments does not include lease liabilities. For details, please refer to the Alternative performance measures section in this report.

The cash flow descriptions below include cash flows from both continuing operations and discontinued operations.

Free cash flow

During Q2 2025, Nokia's free cash flow was positive EUR 88 million, as comparable operating profit was mostly offset by cash outflows related to net working capital, capital expenditures and restructuring.

Net cash from operating activities

Net cash from operating activities was driven by:

- Nokia's adjusted profit of EUR 539 million.
- The cash outflow related to net working capital in the quarter was approximately EUR 190 million. This included approximately EUR 100 million cash outflow related to restructuring and associated items from the current and previous cost savings programs. The balance of EUR 90 million cash outflow can be broken down as follows:
  - The decrease in receivables was approximately EUR 670 million.
  - The increase in inventories was approximately EUR 80 million.
  - The decrease in liabilities was approximately EUR 680 million mainly related to a decrease in contract liabilities and liabilities related to incentive payments and accounts payable.
- An outflow related to cash taxes of approximately EUR 130 million.
- An outflow related to net interest of approximately EUR 10 million.

Net cash from investing activities

- Net cash used in investing activities was due primarily to the outflows related to capital expenditures of approximately EUR 120 million. This was somewhat offset by net inflows related to other financial assets of approximately EUR 60 million and inflows from the disposal of business of approximately EUR 40 million.

Net cash from financing activities

- Net cash used in financing activities was related primarily to the acquisition of treasury shares of approximately EUR 80 million, dividend payments of approximately EUR 220 million, and lease payments of approximately EUR 60 million.

Change in total cash and net cash

In Q2 2025, the approximately EUR 1 080 million difference between the change in total cash and net cash was primarily due to the net impact of the repayment of debt including the payment of Infinera convertible debt, as well as changes in the carrying amounts of assets and certain issued bonds, as a result of foreign exchange rate fluctuations.

Foreign exchange rates had an approximately EUR 90 million positive impact on net cash.

24 July 2025 10

January-June 2025 compared to January-June 2024 Net sales In the first half of 2025, net sales were flat on a reported basis as the acquisition of Infinera was offset by foreign exchange rate fluctuations, along with the following drivers. On a constant currency and portfolio basis, Nokia's comparable net sales were down 2% in the first half of 2025. This reflected a decline in Nokia Technologies, where the first half of 2024 benefited from more than EUR 400 million catch-up net sales. Mobile Networks also declined, reflecting accelerated revenue recognition from a contract resolution that benefited the year-ago period by EUR 150 million. These were somewhat offset by strong growth in the first half of 2025 in both Network Infrastructure and Cloud and Network Services. Gross margin Both reported and comparable gross margin declined year-on-year in the first half of 2025. Reported gross margin decreased 400 basis points to 42.5% and comparable gross margin decreased 410 basis points to 43.5%. The decline was driven mainly by the lower net sales in both Mobile Networks and Nokia Technologies, both of which saw one-time benefits in the first half of 2024. Mobile Networks gross margin was also negatively impacted by a one-time contract settlement in the first half of 2025, related to a customer specific project that started in 2019. Operating profit and margin Reported operating profit in the first half of 2025 was EUR 32 million, or 0.4% of net sales, a decrease from EUR 836 million or 9.4% in the first half of 2024. Comparable operating profit decreased to EUR 457 million from EUR 1 023 million year-on-year and comparable operating margin decreased 640 basis points year-on-year to 5.1%. The decrease in comparable operating profit was mainly due to lower gross profit. Additionally, operating expenses increased year-on-year, as underlying cost reductions were more than offset by targeted investments for long-term growth and the inclusion of Infinera into our financial results. Other operating income was also lower year-on-year, mainly driven by losses related to Nokia's venture fund investments. The impact of hedging in the first half of 2025 was negative EUR 12 million, compared to a positive impact of EUR 25 million in the first half of 2024. Nokia's venture fund investments had a negative impact of approximately EUR 70 million in the first half of 2025 compared to a gain of approximately EUR 10 million in the first half of 2024. In the first half of 2025, the difference between reported and comparable operating profit was primarily related to EUR 215 million of amortization and depreciation of acquired intangible assets and property, plant and equipment, EUR 135 million of restructuring and associated charges, the release of acquisition-related fair-value adjustments to deferred revenue and inventory of EUR 58 million, and EUR 13 million of transaction and related costs, including integration costs. In the first half of 2024, the difference between reported and comparable operating profit was primarily related to EUR 253 million of restructuring and associated charges, EUR 156 million of amortization of acquired intangible assets and EUR 25 million related to the impairment and write off of assets. These were somewhat offset by EUR 186 million related to the divestment of associates and EUR 67 million related to the divestment of businesses. Profit from continuing operations Reported profit from continuing operations in the first half of 2025 was EUR 24 million, compared to a profit of EUR 821 million in first half of 2024. Comparable profit from continuing operations in the first half of 2025 was EUR 390 million, compared to EUR 840 million in the first half of 2024. The decrease in comparable profit from continuing operations was mainly driven by the lower comparable operating profit, offset by lower income tax expenses and higher financial income. Apart from the items affecting comparability included in operating profit (and their associated tax effects), the difference between reported and comparable profit from continuing operations in the first half of 2025 was mainly due to the decrease in fair value of Infinera convertible notes of EUR 23 million which were settled in Q2 2025 and the change in financial liability to acquire non-controlling interest in Nokia Shanghai Bell of negative EUR 8 million. In the first half of 2024, the difference between reported and comparable profit from continuing operations was mainly related to EUR 83 million positive impact from changes in the recognition of deferred tax assets and EUR 17 million of financial income related to the divestment of businesses. Profit/loss from discontinued operations Reported profit from discontinued operations in the first half of 2025 was EUR 13 million, compared to a loss of EUR 525 million in first half of 2024. The loss from discontinued operations in the first half of 2024 mainly relates to an impairment charge of EUR 514 million in connection with Submarine Networks. Earnings per share Reported diluted EPS from continuing operations was EUR 0.00 in the first half of 2025, compared to EUR 0.15 in the first half of 2024. Comparable diluted EPS from continuing operations was EUR 0.07 in the first half of 2025, compared to EUR 0.15 in the first half of 2024. Reported diluted EPS from discontinued operations was negative EUR 0.00 in the first half of 2025, compared to negative EUR 0.09 in the first half of 2024. Reported diluted EPS was EUR 0.01 in the first half of 2025, compared to EUR 0.05 in the first half of 2024. Comparable diluted EPS was EUR 0.07 in the first half of 2025, compared to EUR 0.15 in the first half of 2024. Cash performance During first half of 2025, Nokia's net cash decreased EUR 1 975 million, resulting in an end-of-period net cash balance of EUR 2 879 million. Total cash decreased EUR 2 771 million, resulting in total cash balance of EUR 5 970 million. The declines in both net cash and total cash were primarily related to the acquisition of Infinera. Free cash flow was positive EUR 809 million in the first half of 2025. 24 July 2025 11

Additional information Significant events January – June 2025 On 22 January 2025, Nokia announced that it had appointed Patrik Hammarén as President of Nokia Technologies and member of the Nokia Group Leadership Team. Hammarén joined Nokia in 2007 and had been acting President of Nokia Technologies since October 2024. Prior to this role, Patrik had held several senior positions in Nokia Technologies’ patent licensing business. On 10 February 2025, Nokia announced its President and CEO, Pekka Lundmark, will step down effective 31 March 2025. The Board of Directors has appointed Justin Hotard as the next President and CEO. He started in his new role on 1 April 2025. Mr. Hotard joined Nokia with more than 25 years of experience with global technology companies, driving innovation and technology leadership as well as delivering revenue growth. He last led the Data Center & AI Group at Intel. Mr. Lundmark will stay on as an advisor to Mr. Hotard until the end of the year to ensure a smooth transition. On 28 February 2025, Nokia completed the acquisition of Infinera Corporation (Infinera), pursuant to the definitive agreement announced on 27 June 2024. Infinera, the San Jose based global supplier of innovative open optical networking solutions and advanced optical semiconductors, has become part of the Nokia group effective as of the closing. The acquisition will significantly improve Nokia’s scale and profitability in optical networks, and accelerate Nokia’s growth strategy in data centers and strengthen its presence both in North America and with webscale customers. For more information on the acquisition of Infinera, refer to Note 3. Acquisitions in the Financial statements section of this report. On 29 April 2025, Nokia held its Annual General Meeting (AGM) in Helsinki. Shareholders were also able to follow the AGM through a webcast. Approximately 107 000 shareholders representing approximately 3 304 million shares and votes were represented at the meeting. The AGM approved all the proposals of the Board of Directors to the AGM. Among others, the following resolutions were made: ▪ The financial statements were adopted, and the Board of Directors and President and CEO were discharged from liability for the financial year 2024. ▪ The AGM decided that no dividend is distributed by a resolution of the AGM and authorized the Board to resolve on the distribution of an aggregate maximum of EUR 0.14 per share as dividend from the retained earnings and/or as assets from the reserve for invested unrestricted equity. ▪ Timo Ahopelto, Sari Baldauf, Elizabeth Crain, Thomas Dannenfeldt, Lisa Hook, Mike McNamara, Thomas Saueressig and Kai Öistämö were re-elected as members of the Board for a term ending at the close of the next AGM. In addition, the AGM resolved to elect Pernille Erenbjerg and Timo Ihamuotila as new members of the Board of Directors for the same term of office. In its assembly meeting that took place after the AGM, the Board elected Sari Baldauf as Chair and Timo Ihamuotila as Vice Chair of the Board. ▪ The Remuneration Report of the company's governing bodies was adopted and the Remuneration Policy of the company's governing bodies was supported, both in advisory resolutions. ▪ Deloitte Oy was re-elected as the auditor and the sustainability reporting assurer for Nokia for the financial year 2026 with Authorized Public Accountant Jukka Vattulainen as the auditor in charge. ▪ The Board was authorized to resolve to repurchase a maximum of 530 million Nokia shares and to issue a maximum of 530 million shares through issuance of shares or special rights entitling to shares in one or more issues. The authorizations are effective until 28 October 2026 and they terminated the corresponding authorizations granted by the AGM on 3 April 2024. On 16 June 2025, Nokia announced changes to its Group Leadership Team. Federico Guillén will retire from Nokia on 31 December 2025. He stepped down from his role as President of Nokia’s Network Infrastructure business group and from the Group Leadership Team on 30 June 2025. As part of a managed transition, David Heard, NI Chief Strategic Growth Officer, and former CEO of Infinera, was promoted to President of Network Infrastructure and joined the Group Leadership Team, effective 1 July 2025. David reports to Nokia’s President and CEO, Justin Hotard, and is based in Dallas. Federico and David will work together to ensure a seamless transition. In addition, Victoria Hanrahan joined Nokia’s Group Leadership Team as Chief of Staff to the President and CEO, effective immediately upon the announcement. She will focus on driving strategic and operational initiatives, including operational excellence, improving cross-functional execution and ensuring organizational alignment across the Global Leadership Team. Hanrahan reports to Nokia’s President and CEO and is based in Espoo. On 26 June 2025, Nokia announced that its Chief People Officer, Lorna Gibb, has decided to leave the company and step down from its Group Leadership Team to pursue another opportunity, effective immediately. A recruitment process has begun for her successor. Esa Niinimäki, Chief Legal Officer, assumed Lorna’s responsibilities in the interim period as the search commences. 24 July 2025 12

Shares The total number of Nokia shares on 30 June 2025, equaled 5 455 850 345. On 30 June 2025, Nokia and its subsidiary companies held 76 755 096 Nokia shares, representing approximately 1.4% of the total number of Nokia shares and voting rights. Risk Factors Nokia and its businesses are exposed to a number of risks and uncertainties which include but are not limited to: ▪ Competitive intensity, which is expected to continue at a high level as some competitors seek to take share; ▪ Changes in customer network investments related to their ability to monetize the network; ▪ Our ability to ensure competitiveness of our product roadmaps and costs through additional R&D investments; ▪ Our ability to procure certain standard components and the costs thereof, such as semiconductors; ▪ Disturbance in the global supply chain; ▪ Impact of inflation, increased global macro-uncertainty, major currency fluctuations, changes in tariffs and higher interest rates; ▪ Potential economic impact and disruption of global pandemics; ▪ War or other geopolitical conflicts, disruptions and potential costs thereof; ▪ Other macroeconomic, industry and competitive developments; ▪ Timing and value of new, renewed and existing patent licensing agreements with licensees; ▪ Results in brand and technology licensing; costs to protect and enforce our intellectual property rights; on-going litigation with respect to licensing and regulatory landscape for patent licensing; ▪ The outcomes of on-going and potential disputes and litigation; ▪ Our ability to execute, complete, successfully integrate and realize the expected benefits from transactions; ▪ Timing of completions and acceptances of certain projects; ▪ Our product and regional mix; ▪ Uncertainty in forecasting income tax expenses and cash outflows, over the long-term, as they are also subject to possible changes due to business mix, the timing of patent licensing cash flow and changes in tax legislation, including potential tax reforms in various countries and OECD initiatives; ▪ Our ability to utilize our Finnish deferred tax assets and their recognition on our balance sheet; ▪ Our ability to meet our sustainability and other ESG targets, including our targets relating to greenhouse gas emissions; as well the risk factors specified under Forward-looking statements of this report, and our 2024 annual report on Form 20-F published on 13 March 2025 under Operating and financial review and prospects-Risk factors. Forward-looking statements Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, projects, programs, product launches, growth management, licenses, sustainability and other ESG targets, operational key performance indicators and decisions on market exits; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of potential global pandemics, geopolitical conflicts and the general or regional macroeconomic conditions on our businesses, our supply chain, the timing of market changes or turning points in demand and our customers’ businesses) and any future dividends and other distributions of profit; C) expectations and targets regarding financial performance and results of operations, including market share, prices, net sales, income, margins, cash flows, cost savings, the timing of receivables, operating expenses, provisions, impairments, tariffs, taxes, currency exchange rates, hedging, investment funds, inflation, product cost reductions, competitiveness, value creation, revenue generation in any specific region, and licensing income and payments; D) ability to execute, expectations, plans or benefits related to transactions, investments and changes in organizational structure and operating model; E) impact on revenue with respect to litigation/renewal discussions; and F) any statements preceded by or including "anticipate", “continue”, “believe”, “envisage”, “expect”, “aim”, “will”, “target”, “may”, “would”, “could“, "see", “plan”, “ensure” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences, include those risks and uncertainties identified in the Risk Factors above. 24 July 2025 13

Financial statement information

Consolidated income statement (condensed)

		Reported				Comparable			
EUR million	**Note**	**Q2'25**	**Q2'24**	**Q1-Q2'25**	**Q1-Q2'24**	**Q2'25**	**Q2'24**	**Q1-Q2'25**	**Q1-Q2'24**
Net sales	2, 5	**4 546**	**4 466**	**8 936**	**8 910**	**4 551**	**4 466**	**8 941**	**8 910**
Cost of sales		(2 575)	(2 530)	(5 141)	(4 764)	(2 517)	(2 468)	(5 050)	(4 666)
Gross profit	2	**1 971**	**1 936**	**3 795**	**4 146**	**2 035**	**1 998**	**3 892**	**4 244**
Research and development expenses		(1 161)	(1 134)	(2 306)	(2 259)	(1 126)	(1 064)	(2 241)	(2 140)
Selling, general and administrative expenses		(744)	(715)	(1 472)	(1 408)	(612)	(610)	(1 199)	(1 194)
Other operating income and expenses		14	345	15	358	4	99	5	113
Operating profit	2	**81**	**432**	**32**	**836**	**301**	**423**	**457**	**1 023**
Share of results of associates and joint ventures		8	3	9	3	8	3	9	3
Financial income and expenses		34	27	45	84	20	20	80	67
Profit before tax		**123**	**461**	**87**	**924**	**329**	**445**	**546**	**1 093**
Income tax expense	7	(40)	(92)	(63)	(103)	(92)	(117)	(156)	(253)
Profit from continuing operations		**83**	**370**	**24**	**821**	**236**	**328**	**390**	**840**
Profit/(loss) from discontinued operations	4	13	(512)	13	(525)	—	—	—	—
Profit/(loss) for the period		**96**	**(142)**	**36**	**296**	**236**	**328**	**390**	**840**
Attributable to									
Equity holders of the parent		90	(146)	31	288	231	325	385	832
Non-controlling interests		6	3	5	8	6	3	5	8
Earnings per share attributable to equity holders of the parent									
Basic earnings per share, EUR									
Continuing operations		0.01	0.07	0.00	0.15	0.04	0.06	0.07	0.15
Discontinued operations		0.00	(0.09)	0.00	(0.10)	—	—	—	—
Profit/(loss) for the period		0.02	(0.03)	0.01	0.05	0.04	0.06	0.07	0.15
Average number of shares ('000 shares)		5 378 143	5 509 849	5 378 900	5 517 802	5 378 143	5 509 849	5 378 900	5 517 802
Diluted earnings per share, EUR									
Continuing operations		0.01	0.07	0.00	0.15	0.04	0.06	0.07	0.15
Discontinued operations		0.00	(0.09)	0.00	(0.09)	—	—	—	—
Profit/(loss) for the period		0.02	(0.03)	0.01	0.05	0.04	0.06	0.07	0.15
Average number of shares ('000 shares)		5 491 808	5 562 292	5 485 962	5 563 542	5 491 808	5 562 292	5 485 962	5 563 542

The above condensed consolidated income statement should be read in conjunction with accompanying notes.

24 July 2025 14

Consolidated statement of comprehensive income (condensed)

	Reported			
EUR million	**Q2'25**	**Q2'24**	**Q1-Q2'25**	**Q1-Q2'24**
Profit/(loss) for the period	**96**	**(142)**	**36**	**296**
Other comprehensive income				
Items that will not be reclassified to profit or loss				
Remeasurements of defined benefit plans	(324)	136	(239)	264
Income tax related to items that will not be reclassified to profit or loss	83	(38)	59	(73)
Total of items that will not be reclassified to profit or loss	**(241)**	**98**	**(180)**	**191**
Items that may be reclassified to profit or loss				
Translation differences	(1 012)	89	(1 545)	266
Net investment hedges	71	(9)	113	(16)
Cash flow and other hedges	45	5	78	25
Financial assets at fair value through other comprehensive income	9	5	15	13
Other changes, net	—	(3)	(2)	1
Income tax related to items that may be reclassified subsequently to profit or loss	(25)	1	(43)	4
Total of items that may be reclassified to profit or loss	**(912)**	**88**	**(1 384)**	**293**
Other comprehensive (loss)/income, net of tax	**(1 153)**	**186**	**(1 564)**	**484**
Total comprehensive (loss)/income for the period	**(1 057)**	**44**	**(1 528)**	**780**
Attributable to:				
Equity holders of the parent	(1 060)	40	(1 529)	772
Non-controlling interests	3	4	1	8
Total comprehensive income/loss attributable to equity holders of the parent arises from:				
Continuing operations	(1 073)	548	(1 542)	1 277
Discontinued operations	13	(508)	13	(505)

The above condensed consolidated statement of comprehensive income should be read in conjunction with accompanying notes.

24 July 2025 15

Consolidated statement of financial position (condensed)

EUR million	Note	30 June 2025	30 June 2024	31 December 2024
ASSETS				
Goodwill		6 019	5 601	5 736
Other intangible assets		1 571	961	802
Property, plant and equipment		1 513	1 361	1 362
Right-of-use assets		919	815	758
Investments in associated companies and joint ventures		117	89	124
Non-current interest-bearing financial investments	8	418	438	457
Other non-current financial assets	8	1 111	1 104	1 182
Defined benefit pension assets	6	6 166	6 590	6 932
Deferred tax assets	7	3 635	3 691	3 599
Other non-current receivables		297	196	210
Total non-current assets		**21 766**	**20 844**	**21 162**
Inventories		2 479	2 479	2 163
Trade receivables	8	3 750	3 572	5 248
Contract assets		831	782	694
Current income tax assets		286	344	202
Other current receivables		835	933	767
Current interest-bearing financial investments	8	755	1 863	1 661
Other current financial and firm commitment assets	8	529	362	629
Cash and cash equivalents	8	4 797	6 853	6 623
Total current assets		**14 262**	**17 186**	**17 987**
Assets held for sale		—	828	—
Total assets		**36 028**	**38 859**	**39 149**
SHAREHOLDERS' EQUITY AND LIABILITIES				
Share capital		246	246	246
Share premium		880	733	734
Treasury shares		(352)	(449)	(431)
Translation differences		(1 188)	13	263
Fair value and other reserves		3 857	3 826	3 963
Reserve for invested unrestricted equity		14 670	15 249	13 926
Retained earnings		1 608	1 305	1 956
Total shareholders' equity		**19 721**	**20 924**	**20 657**
Non-controlling interests		92	94	90
Total equity		**19 813**	**21 018**	**20 747**
Long-term interest-bearing liabilities	8, 9	2 342	2 747	2 918
Long-term lease liabilities		807	719	664
Defined benefit pension and post-employment liabilities	6	1 966	2 127	2 083
Deferred tax liabilities		507	664	562
Contract liabilities		222	234	185
Other non-current liabilities		99	106	117
Provisions	10	496	534	479
Total non-current liabilities		**6 439**	**7 131**	**7 008**
Short-term interest-bearing liabilities	8, 9	749	932	969
Short-term lease liabilities		202	209	199
Other financial and firm commitment liabilities	8	894	756	1 668
Contract liabilities		1 498	1 851	1 506
Current income tax liabilities		198	169	207
Trade payables	8	2 979	2 901	3 213
Other current liabilities	8	2 476	2 415	2 883
Provisions	10	779	676	749
Total current liabilities		**9 776**	**9 909**	**11 394**
Liabilities associated with assets held for sale	3	—	801	—
Total liabilities		**16 215**	**17 841**	**18 402**
Total shareholders' equity and liabilities		**36 028**	**38 859**	**39 149**
Shareholders' equity per share, EUR		3.67	3.81	3.84
Number of shares ('000 shares, excluding treasury shares)		5 379 095	5 497 985	5 373 149

The above condensed consolidated statement of financial position should be read in conjunction with accompanying notes.

24 July 2025

16

Consolidated statement of cash flows (condensed)

EUR million	Q2'25	Q2'24	Q1-Q2'25	Q1-Q2'24
Cash flow from operating activities				
Profit/(loss) for the period	96	(142)	36	296
Adjustments	443	767	871	1 121
Depreciation and amortization	285	268	549	529
Impairment charges	1	527	2	544
Gain on sale of businesses and associated companies	(13)	(252)	(13)	(252)
Restructuring charges	57	140	113	222
Financial income and expenses	(34)	(30)	(45)	(81)
Income tax expense	40	91	63	104
Other	107	23	202	55
Cash flows from operations before changes in net working capital	539	625	907	1 417
Change in net working capital	(186)	(26)	422	401
Decrease in receivables	671	427	1 292	1 192
(Increase)/decrease in inventories	(84)	12	(113)	44
Decrease in non-interest-bearing liabilities	(773)	(465)	(757)	(835)
Cash flows from operations	353	599	1 329	1 818
Interest received	40	58	114	112
Interest paid	(53)	(56)	(122)	(140)
Income taxes paid, net	(131)	(112)	(222)	(234)
Net cash flows from operating activities	**209**	**489**	**1 099**	**1 556**
Cash flow from investing activities				
Purchase of property, plant and equipment and intangible assets	(121)	(95)	(290)	(207)
Proceeds from sale of property, plant and equipment and intangible assets	7	31	12	56
Acquisition of businesses, net of cash acquired	(740)	(6)	(1 726)	(6)
Proceeds from disposal of businesses, net of cash disposed	40	100	40	100
Proceeds from disposal of shares in associated companies	—	183	—	183
Purchase of interest-bearing financial investments	(58)	(257)	(127)	(655)
Proceeds from interest-bearing financial investments	488	314	1 038	658
Purchase of other financial assets	(29)	(27)	(42)	(35)
Proceeds from other financial assets	89	20	126	50
Foreign exchange hedging of cash and cash equivalents	76	12	84	30
Other	—	4	4	5
Net cash flows (used in)/from investing activities	**(248)**	**279**	**(881)**	**179**
Cash flow from financing activities				
Acquisition of treasury shares	(78)	(90)	(624)	(98)
Proceeds from long-term borrowings	150	—	151	—
Repayment of long-term borrowings	(373)	(84)	(873)	(459)
Proceeds from/(repayment of) short-term borrowings	9	(4)	7	(40)
Payment of principal portion of lease liabilities	(59)	(54)	(113)	(107)
Dividends paid	(215)	(225)	(377)	(391)
Net cash flows used in financing activities	**(566)**	**(457)**	**(1 829)**	**(1 095)**
Translation differences	(141)	9	(216)	7
Net (decrease)/increase in cash and cash equivalents	**(747)**	**320**	**(1 827)**	**647**
Cash and cash equivalents at beginning of period	5 543	6 561	6 623	6 234
Cash and cash equivalents at end of period	4 797	6 881	4 797	6 881

Consolidated statement of cash flows combines cash flows from both the continuing and the discontinued operations.

The above condensed consolidated statement of cash flows should be read in conjunction with accompanying notes.

24 July 2025

17

Consolidated statement of changes in shareholders' equity (condensed)

EUR million	Share capital	Share premium	Treasury shares	Translation differences	Fair value and other reserves	Reserve for invested unrestricted equity	Retained earnings	Total shareholders' equity	Non-controlling interests	Total equity
1 January 2024	246	628	(352)	(249)	3 605	15 255	1 404	20 537	91	20 628
Profit for the period	—	—	—	—	—	—	288	288	8	296
Other comprehensive income	—	—	—	262	221	—	—	484	—	484
Total comprehensive income	—	—	—	262	221	—	288	772	8	780
Share-based payments	—	115	—	—	—	—	—	115	—	115
Settlement of share-based payments	—	(10)	—	—	—	6	—	(4)	—	(4)
Acquisition of treasury shares[1]	—	—	(97)	—	—	(12)	—	(109)	—	(109)
Dividends	—	—	—	—	—	—	(386)	(386)	(5)	(391)
Total transactions with owners	—	105	(97)	—	—	(6)	(386)	(384)	(5)	(389)
30 June 2024	246	733	(449)	13	3 826	15 249	1 305	20 924	94	21 018
1 January 2025	246	734	(431)	263	3 963	13 926	1 956	20 657	90	20 747
Profit for the period	—	—	—	—	—	—	31	31	5	36
Other comprehensive loss	—	—	—	(1 451)	(106)	—	(3)	(1 560)	(4)	(1 564)
Total comprehensive loss	—	—	—	(1 451)	(106)	—	28	(1 529)	1	(1 528)
Share-based payments	—	153	—	—	—	—	—	153	—	153
Settlement of share-based payments	—	(68)	—	—	—	42	—	(26)	—	(26)
Acquisition of treasury shares[2]	—	—	(624)	—	—	821	—	197	—	197
Cancellation of treasury shares[2]	—	—	703	—	—	(703)	—	—	—	—
Acquisition through business combinations	—	61	—	—	—	584	—	645	2	647
Dividends	—	—	—	—	—	—	(376)	(376)	(1)	(377)
Total transactions with owners	—	146	79	—	—	744	(376)	593	1	594
30 June 2025	246	880	(352)	(1 188)	3 857	14 670	1 608	19 721	92	19 813

(1) In January 2024, Nokia announced a share buyback program under which it acquired 157 646 220 shares for an aggregate amount of EUR 600 million during a period between 20 March and 21 November 2024. The purpose of the repurchases was to optimize Nokia's capital structure through the reduction of capital. The repurchased shares were canceled in December 2024.

(2) In November 2024, Nokia announced a new share buyback program to offset the dilutive effect of the acquisition of Infinera Corporation. Share purchases commenced on 25 November 2024 and by 31 March 2025 Nokia had acquired 143 051 153 shares for an aggregate amount of EUR 669 million. The program was completed on 2 April 2025 when Nokia had acquired 150 000 000 shares representing the maximum number of shares that could be repurchased under the program for an aggregate amount of EUR 703 million. The repurchased shares were canceled on 23 April 2025.
All repurchases are funded using funds in the reserve for invested unrestricted equity and the repurchases will reduce total unrestricted equity.

The above condensed consolidated statement of changes in shareholders' equity should be read in conjunction with accompanying notes.

24 July 2025 18

Notes to Financial statements

1. GENERAL INFORMATION

This unaudited and condensed consolidated financial statement information of Nokia has been prepared in accordance with IAS 34, Interim Financial Reporting, and it should be read in conjunction with the annual consolidated financial statements for 2024 prepared in accordance with IFRS Accounting Standards as published by the IASB and as adopted by the EU. The same accounting policies, methods of computation and applications of judgment are followed in this financial statement information as was followed in the annual consolidated financial statements for 2024.

Percentages and figures presented herein may include rounding differences and therefore may not add up precisely to the totals presented and may vary from previously published financial information. This financial report was authorized for issue by the Board of Directors on 24 July 2025.

Net sales and operating profit of the Nokia group, particularly in Network Infrastructure, Mobile Networks and Cloud and Network Services segments, are subject to seasonal fluctuations being generally highest in the fourth quarter and lowest in the first quarter of the year. This is mainly due to the seasonality in the spending cycles of communications service providers.

Acquisition of Infinera

On 28 February 2025, Nokia completed the acquisition of Infinera Corporation (Infinera), pursuant to the definitive agreement announced on 27 June 2024. Infinera, the San Jose based global supplier of innovative open optical networking solutions and advanced optical semiconductors, has become part of the Nokia group effective as of the closing with Nokia holding 100% of its equity and voting rights. Refer to Note 3. Acquisitions for more information on the acquisition and its impact on Nokia's financial position and performance.

Nokia Shanghai Bell

In 2017, Nokia and China Huaxin Post & Telecommunication Economy Development Center (China Huaxin) commenced operations of the joint venture Nokia Shanghai Bell (NSB). The contractual arrangement provided China Huaxin with the right to fully transfer its ownership interest in NSB to Nokia and Nokia with the right to purchase China Huaxin's ownership interest in NSB in exchange for a future cash settlement. To reflect this, Nokia derecognized the non-controlling interest balance related to NSB and recognized a financial liability based on the estimated future cash settlement to acquire China Huaxin's ownership interest. Any changes in the estimated future cash settlement are recorded in financial income and expense.

In 2024, Nokia and China Huaxin together reviewed the future ownership structure of NSB. Following those discussions, in the fourth quarter of 2024, Nokia exercised its call option, outlined in NSB's shareholders' agreement, to initiate the process to become the sole shareholder by purchasing China Huaxin's approximately 50% share in NSB. This will allow Nokia to simplify its ownership structure in China while Nokia remains committed to continue serving the local market. The execution of the call option is subject to completing required steps under NSB's shareholders' agreement.

Comparable measures

Nokia presents in these condensed consolidated financial statements financial information on both a reported and comparable basis. Comparable measures exclude intangible asset amortization and other purchase price fair value adjustments, goodwill impairments, restructuring related charges and certain other items affecting comparability. In order to allow full visibility on determining comparable results, information on items affecting comparability is presented separately for each of the components of profit or loss.

As comparable financial measures are not defined in IFRS they may not be directly comparable with similarly titled measures used by other companies, including those in the same industry. The primary rationale for presenting these measures is that the management uses these measures in assessing the financial performance of Nokia and believes that these measures provide meaningful supplemental information on the underlying business performance of Nokia. These financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. For further details on alternative performance measures used by Nokia and reconciliations to the closest IFRS-defined measures, refer to the Alternative performance measures section accompanying this consolidated financial statement information.

Foreign exchange rates

Nokia's net sales are derived from various countries and invoiced in various currencies. Therefore, our business and results from operations are exposed to changes in foreign exchange rates between the euro, our reporting currency, and other currencies, such as the US dollar, the Indian rupee and the Chinese yuan. To mitigate the impact of changes in exchange rates on our results, we hedge operative forecasted net foreign exchange exposures, typically within a 12-month horizon, and apply hedge accounting in the majority of cases.

The below table shows the exposure of Nokia's continuing and discontinued operations to different currencies for net sales and total costs.

	Q2'25		Q2'24		Q1'25	
	Net sales	Total costs	Net sales	Total costs	Net sales	Total costs
EUR	~25%	~25%	~25%	~30%	~25%	~30%
USD	~55%	~50%	~55%	~45%	~55%	~45%
INR	~5%	~5%	~0%	~5%	~5%	~5%
CNY	~0%	~5%	~5%	~5%	~0%	~5%
Other	~15%	~15%	~15%	~15%	~15%	~15%
Total	100%	100%	100%	100%	100%	100%

End of Q2'25 balance sheet rate 1 EUR = 1.17 USD, end of Q2'24 balance sheet rate 1 EUR = 1.07 USD and end of Q1'25 balance sheet rate 1 EUR = 1.08 USD

New and amended standards and interpretations

New standards and amendments to existing standards that became effective on 1 January 2025, did not have a material impact on Nokia's consolidated financial statements. New standards and amendments to existing standards issued by the IASB that are not yet effective are not expected to have a material impact on Nokia's consolidated financial statements when adopted, except for IFRS 18 Presentation and Disclosure in Financial Statements which was published in April 2024.

IFRS 18 sets out the requirements for presentation and disclosures in financial statements and it will replace IAS 1 Presentation of Financial Statements. The new standard is effective for annual reporting periods beginning on or after 1 January 2027, with earlier application permitted. IFRS 18 is yet to be endorsed by the EU. Nokia is assessing the impact of IFRS 18 on its consolidated financial statements but as it's not changing the recognition and measurement requirements it is not expected to have significant impact other than on the presentation of financial information.

24 July 2025 19

2. SEGMENT INFORMATION

Nokia has four operating and reportable segments for the financial reporting purposes: (1) Network Infrastructure, (2) Mobile Networks, (3) Cloud and Network Services and (4) Nokia Technologies. Nokia also presents segment-level information for Group Common and Other. In addition, Nokia provides net sales disclosure for the following business divisions within the Network Infrastructure segment: (i) IP Networks, (ii) Optical Networks and (iii) Fixed Networks. For detailed segment descriptions, please refer to Note 2.2. Segment Information, in the annual consolidated financial statements for 2024.

Effective 1 January 2025, Nokia moved its Managed Services business into its Mobile Networks segment. The Managed Services business provides outsourced network management of multi-vendor RAN networks for operators and, since 2021, has been part of Cloud and Network Services segment. As the Cloud and Network Services segment is increasingly transitioning towards cloud-native software sales, 'as-a-service' product offerings and helping customers to monetize networks through API's, Nokia believes that Managed Services is more aligned and fits better with its Mobile Networks segment. Comparative financial information for Mobile Networks and Cloud and Networks Services segments has been recast accordingly.

On 28 February 2025, Nokia completed the acquisition of Infinera Corporation (Infinera), a San Jose based global supplier of innovative open optical networking solutions and advanced optical semiconductors. Nokia has reported the acquired business as part of its Optical Networks business unit in its Network Infrastructure segment as of the closing of the transaction. Refer to Note 3. Acquisition for more information.

Accounting policies of the segments are the same as those for the group, except that items affecting comparability are not allocated to the segments. For more information on comparable measures and items affecting comparability, refer to Note 1. General information, and to the Alternative Performance Measures section accompanying this consolidated financial statement information. Inter-segment revenues and transfers are accounted for as if the revenues were to third parties, that is, at current market prices.

Q2'25 EUR million	Network Infrastructure[1]	Mobile Networks	Cloud and Network Services	Nokia Technologies	Group Common and Other	Eliminations and unallocated items	Nokia Group
Net sales	1 904	1 732	557	357	3	(7)	4 546
of which to other segments	1	1	—	—	—	(2)	—
Gross profit	728	711	238	357	0	(64)	1 971
Gross margin %	38.2%	41.1%	42.7%	100.0%	0.0%		43.4%
Research and development expenses	(378)	(503)	(140)	(74)	(31)	(35)	(1 161)
Selling, general and administrative expenses	(248)	(157)	(100)	(33)	(75)	(132)	(744)
Other operating income and expenses	8	26	10	4	(44)	10	14
Operating profit/(loss)	109	77	9	255	(150)	(220)	81
Operating margin %	5.7%	4.4%	1.6%	71.4%	(5 000.0)%		1.8%
Share of results of associates and joint ventures	3	1	(1)	4	—	—	8
Financial income and expenses							34
Profit before tax							123
Depreciation and amortization	(52)	(87)	(16)	(9)	(4)	(117)	(285)

(1) Includes IP Networks net sales of EUR 588 million, Optical Networks net sales of EUR 730 million and Fixed Networks net sales of EUR 586 million.

Q2'24 EUR million	Network Infrastructure[1]	Mobile Networks	Cloud and Network Services	Nokia Technologies	Group Common and Other	Eliminations and unallocated items	Nokia Group
Net sales	1 522	2 078	507	356	4	(1)	4 466
of which to other segments	—	1	—	—	—	(1)	—
Gross profit/(loss)	585	868	190	356	(1)	(62)	1 936
Gross margin %	38.4%	41.8%	37.5%	100.0%	(25.0)%		43.3%
Research and development expenses	(300)	(538)	(139)	(60)	(26)	(70)	(1 134)
Selling, general and administrative expenses	(207)	(191)	(105)	(41)	(67)	(105)	(715)
Other operating income and expenses	19	43	19	3	15	246	345
Operating profit/(loss)	97	182	(35)	258	(78)	9	432
Operating margin %	6.4%	8.8%	(6.9)%	72.5%	(1 950.0)%		9.7%
Share of results of associates and joint ventures	—	—	2	—	—	—	3
Financial income and expenses							27
Profit before tax							461
Depreciation and amortization	(41)	(99)	(16)	(9)	(4)	(78)	(247)

(1) Includes IP Networks net sales of EUR 594 million, Optical Networks net sales of EUR 405 million and Fixed Networks net sales of EUR 524 million.

24 July 2025 20

Q1-Q2'25

EUR million	Network Infrastructure[1]	Mobile Networks	Cloud and Network Services	Nokia Technologies	Group Common and Other	Eliminations and unallocated items	Nokia Group
Net sales	3 626	3 461	1 125	727	7	(8)	8 936
of which to other segments	1	2	—	—	—	(3)	—
Gross profit/(loss)	1 427	1 246	498	726	(6)	(97)	3 795
Gross margin %	*39.4%*	*36.0%*	*44.3%*	*99.9%*	*(85.7)%*		*42.5%*
Research and development expenses	(724)	(1 030)	(278)	(147)	(62)	(65)	(2 306)
Selling, general and administrative expenses	(466)	(339)	(209)	(70)	(115)	(273)	(1 472)
Other operating income and expenses	7	48	12	4	(66)	10	15
Operating profit/(loss)	244	(75)	23	514	(249)	(425)	32
Operating margin %	*6.7%*	*(2.2)%*	*2.0%*	*70.7%*	*(3 557.1)%*		*0.4%*
Share of results of associates and joint ventures	2	4	(1)	5	—	—	9
Financial income and expenses							45
Profit before tax							87
Depreciation and amortization	*(98)*	*(179)*	*(31)*	*(18)*	*(9)*	*(214)*	*(549)*

(1) Includes IP Networks net sales of EUR 1 234 million, Optical Networks net sales of EUR 1 255 million and Fixed Networks net sales of EUR 1 137 million.

Q1-Q2'24

EUR million	Network Infrastructure[1]	Mobile Networks	Cloud and Network Services	Nokia Technologies	Group Common and Other	Eliminations and unallocated items	Nokia Group
Net sales	2 961	3 760	1 053	1 113	26	(3)	8 910
of which to other segments	—	2	1	—	1	(3)	—
Gross profit/(loss)	1 172	1 555	405	1 113	(1)	(98)	4 146
Gross margin %	*39.6%*	*41.4%*	*38.5%*	*100.0%*	*(3.8)%*		*46.5%*
Research and development expenses	(602)	(1 082)	(280)	(121)	(55)	(119)	(2 259)
Selling, general and administrative expenses	(410)	(371)	(217)	(76)	(119)	(214)	(1 408)
Other operating income and expenses	22	47	20	1	23	245	358
Operating profit/(loss)	183	149	(72)	916	(153)	(187)	836
Operating margin %	*6.2%*	*4.0%*	*(6.8)%*	*82.3%*	*(588.5)%*		*9.4%*
Share of results of associates and joint ventures	—	—	3	—	—	—	3
Financial income and expenses							84
Profit before tax							924
Depreciation and amortization	*(84)*	*(191)*	*(34)*	*(17)*	*(8)*	*(155)*	*(489)*

(1) Includes IP Networks net sales of EUR 1 190 million, Optical Networks net sales of EUR 750 million and Fixed Networks net sales of EUR 1 021 million.

Material reconciling items between the total segment operating profit and group operating profit

EUR million	Q2'25	Q2'24	Q1-Q2'25	Q1-Q2'24
Total segment operating profit	301	423	457	1 023
Amortization and depreciation of acquired intangible assets and property, plant and equipment	(117)	(78)	(215)	(156)
Restructuring and associated charges	(71)	(150)	(135)	(253)
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(39)	—	(58)	—
Transaction and related costs, including integration costs	10	—	(13)	—
Divestment of businesses	(2)	67	(2)	67
Impairment and write-off of assets, net of reversals	(1)	(11)	(2)	(25)
Divestment of associates	—	186	—	186
Other, net	—	(5)	—	(5)
Operating profit for the group	81	432	32	836

24 July 2025 21

3. ACQUISITIONS Acquisition of Infinera On 28 February 2025, Nokia completed the acquisition of Infinera Corporation (Infinera), pursuant to the definitive agreement announced on 27 June 2024. Infinera, the San Jose based global supplier of innovative open optical networking solutions and advanced optical semiconductors, has become part of the Nokia group effective as of the closing with Nokia holding 100% of its equity and voting rights. The acquisition is expected to significantly improve Nokia’s scale and profitability in optical networks, and accelerate Nokia’s growth strategy in data centers and strengthen its presence both in North America and with hyperscalers. Nokia is reporting the acquired business as part of its Network Infrastructure segment. Purchase consideration The purchase consideration transferred to the Infinera shareholders comprised cash and 127 434 986 Nokia shares in the form of American Depository Shares (ADSs). The fair value of Nokia shares issued was determined with reference to the closing price of Nokia ADSs in the New York Stock Exchange on 28 February 2025. The total purchase consideration also includes the fair value of the portion of Infinera’s performance and restricted shares attributable to pre-combination services that were replaced with Nokia’s share-based payment awards, as well as the fair value of Infinera's convertible senior notes as described below. The acquisition resulted in a conversion event and a “make whole fundamental change” for Infinera’s convertible senior notes in accordance with relevant bond indentures. The fair value of convertible notes is considered as part of the purchase consideration, and it is determined with regards to the pricing mechanism of the “make whole fundamental change” in accordance with the bond terms. The pricing formula includes a component that is dependent on the performance of Nokia ADSs 40 trading days after conversion notice from each individual bondholder. The fair value of convertible notes included in the purchase consideration was determined based on the closing price of Nokia ADSs in the New York Stock Exchange at the date of acquisition. Conversion elections expired on 19 March 2025 with all bondholders surrendering their notes. Any changes in the fair value of convertible notes between the acquisition date and the subsequent settlement date is recognized as a gain or loss in the financial income and expenses in the consolidated income statement. In the first and second quarter of 2025, Nokia recognized EUR 23 million loss in total from the change in the value of the convertible notes between the acquisition date and the settlement date. The surrendered notes were settled in cash in May 2025. EUR million 28 February 2025 Cash 1 066 Infinera's convertible notes 785 Nokia shares issued 584 Portion of the replacement equity awards attributable to pre-combination service 61 Total purchase consideration 2 496 Provisional estimate for the fair value of identifiable net assets acquired and goodwill EUR million 28 February 2025 ASSETS Intangible assets 1 076 Property plant and equipment 241 Deferred tax assets 78 Inventories 369 Trade receivables 349 Other assets 205 Cash and cash equivalents 78 Provisional estimate for assets acquired 2 396 LIABILITIES Deferred tax liabilities 37 Trade payables 230 Contract liabilities 184 Other liabilities 293 Provisional estimate for liabilities assumed 744 Provisional estimate for net identifiable assets acquired 1 652 Provisional goodwill 844 Provisional estimate for net assets acquired 2 496 The purchase price allocation is based on an estimate of the fair value of the assets acquired and liabilities assumed, and is subject to revision when additional analyses are conducted and further information becomes available. The adjustments to the assets acquired and liabilities assumed during the second quarter of 2025 were not material except for adjustments to deferred tax assets and deferred tax liabilities which resulted in an increase in net deferred tax asset of EUR 107 million. Nokia does not expect material adjustments to the assets acquired or liabilities assumed during the remaining measurement period. Provisional goodwill arising from the acquisition of Infinera amounts to EUR 844 million and is primarily attributable to the acquired workforce, as well as anticipated synergies and economies of scale. Goodwill is allocated in its entirety to the Network Infrastructure segment and is expected not to be deductible for income tax purposes. 24 July 2025 22

Provisional fair values of identifiable intangible assets acquired

	Fair value EUR million	Amortization period Years
Customer relationships	612	12
Technologies	380	3-4
Tradenames and other	84	3-4
Total	**1 076**	

Acquisition-related costs amounted to EUR 37 million of which EUR 17 million is recorded in 2025. Acquisition-related costs are presented in selling, general and administrative expenses in the consolidated income statement, and in operating cash flows in the consolidated statement of cash flows.

From 28 February to 30 June 2025 the acquired business contributed net sales of EUR 480 million and an operating loss of EUR 138 million to the consolidated income statement. Nokia group net sales and operating loss in the first six months of 2025 would have been EUR 9 140 million and EUR 53 million, respectively, had the acquisition been completed on 1 January 2025. The information regarding the combined entity's net sales and operating loss as of the beginning of 2025 is for illustrative purposes only, and is calculated by using the subsidiary's results for January-February 2025 and adjusting them for the impacts of accounting policy alignment and release of purchase price allocation adjustments.

4. DISCONTINUED OPERATIONS

On 31 December 2024, Nokia completed the sale of its wholly owned subsidiary Alcatel Submarine Networks (ASN) to the French State. Nokia retained a 20% shareholding in ASN with board representation to ensure a smooth transition until targeted exit, at which point it is planned for the French State to acquire Nokia's remaining interest. Nokia accounts for its remaining interest in ASN as an investment in an associated company. The Submarine Networks business, which was previously reported as part of Network Infrastructure operating segment, is presented as a discontinued operation.

Results of discontinued operations

	Reported			
EUR million	**Q2'25**	**Q2'24**	**Q1-Q2'25**	**Q1-Q2'24**
Net sales	—	**237**	—	**460**
Expenses	—	(238)	—	(466)
Operating loss	—	**(1)**	—	**(7)**
Financial income and expenses	—	3	—	(3)
Impairment loss recognized on the remeasurement to fair value less costs to sell	—	(514)	—	(514)
Gain on sale	13	—	13	—
Profit/(loss) from discontinued operations before tax	**13**	**(512)**	**13**	**(524)**
Income tax expense	—	—	—	(1)
Profit/(loss) from discontinued operations[1]	**13**	**(512)**	**13**	**(525)**

(1) Profit/(loss) from discontinued operations is attributable to the equity holders of the parent in its entirety.

Cash flows from discontinued operations

EUR million	**Q2'25**	**Q2'24**	**Q1-Q2'25**	**Q1-Q2'24**
Net cash flows (used in)/form operating activities	—	(16)	—	3
Net cash flows from/(used in) investing activities	40	(13)	40	(21)
Net cash flows used in financing activities	—	(4)	—	(8)
Net cash flow from discontinued operations	**40**	**(33)**	**39**	**(26)**

24 July 2025 23

5. NET SALES

Management has determined that Nokia's geographic areas are considered as the primary determinants to depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. Nokia's primary customer base consists of companies that operate on a country-specific or a regional basis. Although Nokia's technology cycle is similar around the world, different countries and regions are inherently in a different stage of that cycle, often influenced by macroeconomic conditions specific to those countries and regions. In addition to net sales to external customers by region, the chief operating decision maker reviews segment net sales by aggregated regions and net sales by customer type disclosed below.

Each reportable segment, as described in Note 2. Segment information, consists of customers that operate in all geographic areas. No reportable segment has a specific revenue concentration in any geographic area other than Nokia Technologies, which is included within Europe.

Group net sales by region

EUR million	Q2'25	Q2'24	YoY change	Q1-Q2'25	Q1-Q2'24	YoY change
Americas	**1 572**	**1 559**	**1%**	**3 055**	**2 763**	**11%**
Latin America	176	216	(19)%	339	388	(13)%
North America	1 397	1 343	4%	2 716	2 374	14%
APAC	**1 020**	**1 068**	**(4)%**	**2 084**	**2 015**	**3%**
Greater China	239	295	(19)%	437	537	(19)%
India	310	329	(6)%	773	594	30%
Rest of APAC	471	445	6%	873	884	(1)%
EMEA	**1 954**	**1 839**	**6%**	**3 798**	**4 133**	**(8)%**
Europe	1 501	1 366	10%	2 901	3 200	(9)%
Middle East & Africa	453	473	(4)%	898	933	(4)%
Total	**4 546**	**4 466**	**2%**	**8 936**	**8 910**	**0%**

Segment net sales by region

EUR million	Q2'25	Q2'24	YoY change	Q1-Q2'25	Q1-Q2'24	YoY change
Network Infrastructure	**1 904**	**1 522**	**25%**	**3 626**	**2 961**	**22%**
Americas	867	662	31%	1 578	1 207	31%
APAC	421	314	34%	805	601	34%
EMEA	616	546	13%	1 243	1 154	8%
Mobile Networks	**1 732**	**2 078**	**(17)%**	**3 461**	**3 760**	**(8)%**
Americas	494	704	(30)%	1 028	1 129	(9)%
APAC	485	637	(24)%	1 032	1 177	(12)%
EMEA	753	737	2%	1 401	1 455	(4)%
Cloud and Network Services	**557**	**507**	**10%**	**1 125**	**1 053**	**7%**
Americas	213	190	12%	448	424	6%
APAC	115	116	(1)%	247	231	7%
EMEA	230	201	14%	429	398	8%
Nokia Technologies	**357**	**356**	**0%**	**727**	**1 113**	**(35)%**
Group Common and Other[1]	**(4)**	**3**	**(233)%**	**(2)**	**23**	**(107)%**
Total	**4 546**	**4 466**	**2%**	**8 936**	**8 910**	**0%**

(1) Includes eliminations of inter-segment revenues and unallocated items.

Net sales by customer type

EUR million	Q2'25	Q2'24	YoY change	Q1-Q2'25	Q1-Q2'24	YoY change
Communications service providers (CSP)	3 469	3 591	(3)%	6 890	6 816	1%
Enterprise	725	516	41%	1 322	959	38%
Licensees	357	356	0%	727	1 113	(35)%
Other[1]	(4)	3	(233)%	(2)	23	(109)%
Total	**4 546**	**4 466**	**2%**	**8 936**	**8 910**	**0%**

(1) In 2025 includes eliminations of inter-segment revenues, unallocated items and certain other items. In 2024 includes net sales of Radio Frequency Systems (RFS), which was managed as a separate entity, and certain other items, such as eliminations of inter-segment revenues. RFS net sales also include revenue from enterprise customers and communications service providers.

24 July 2025 24

6. PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS

Nokia operates several post-employment plans in various countries including both defined contribution and defined benefit plans. Defined benefit plans include pension plans and other post-employment benefit plans, providing retirement healthcare benefits and life insurance coverage. Nokia remeasured 94% of its defined benefit obligations and 97% of the plan assets at 30 June 2025. Nokia's pension and other post-employment plans in the United States have been remeasured using updated valuations from an external actuary, and the main pension plans outside of the United States have been remeasured based on updated asset valuations and changes in the discount rates during the reporting period. The impact of not remeasuring other pension and post-employment obligations is considered not material. At 30 June 2025, the weighted average discount rates used in remeasurement of the most significant plans were as follows (comparatives at 31 December 2024): US Pension 5.1% (5.3%), US OPEB 5.1% (5.3%), Germany 3.7% (3.4%) and UK 5.8% (5.6%).

The funded status of Nokia's defined benefit plans (before the effect of the asset ceiling) decreased from 132%, or EUR 4 898 million, at 31 March 2025 to 130% or EUR 4 285 million, at 30 June 2025. During the quarter the global defined benefit plan asset portfolio was invested approximately 84% in fixed income and cash, 5% in equities and 11% in other asset classes, mainly private equity and real estate.

Changes in pension and post-employment net asset/(liability)

	30 June 2025			30 June 2024			31 December 2024		
EUR million	**Pensions[1]**	**US OPEB**	**Total**	**Pensions[1]**	**US OPEB**	**Total**	**Pensions[1]**	**US OPEB**	**Total**
Net asset/(liability) recognized 1 January	**5 541**	**(692)**	**4 849**	**4 755**	**(796)**	**3 959**	**4 755**	**(796)**	**3 959**
Recognized in income statement	58	(18)	40	22	(19)	3	55	(37)	18
Recognized in other comprehensive income	(234)	(5)	(239)	152	120	272	257	156	413
Contributions and benefits paid	88	1	89	82	—	82	145	3	148
Exchange differences and other movements[2]	(614)	75	(539)	177	(30)	147	329	(18)	311
Net asset/(liability) recognized at the end of the period	**4 839**	**(639)**	**4 200**	**5 188**	**(725)**	**4 463**	**5 541**	**(692)**	**4 849**

(1) Includes pensions, retirement indemnities and other post-employment plans.
(2) Includes Section 420 transfers, medicare subsidies and other transfers, including acquisition related EUR 10 million increase in net pension liability during the first half of 2025.

Funded status

EUR million	**30 June 2025**	**31 March 2025**	**31 December 2024**	**30 September 2024**	**30 June 2024**
Defined benefit obligation	(14 239)	(15 208)	(15 789)	(16 065)	(16 202)
Fair value of plan assets	18 524	20 106	20 723	20 476	20 750
Funded status	**4 285**	**4 898**	**4 934**	**4 411**	**4 548**
Effect of asset ceiling	(85)	(84)	(85)	(87)	(85)
Net asset recognized at the end of the period	**4 200**	**4 814**	**4 849**	**4 324**	**4 463**

7. DEFERRED TAXES

Deferred tax assets are recognized to the extent it is probable that future taxable profit will be available against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized in the relevant jurisdictions. At 30 June 2025, Nokia has recognized deferred tax assets of EUR 3.6 billion (EUR 3.6 billion at 31 December 2024).

In addition, at 30 June 2025, Nokia has unrecognized deferred tax assets of approximately EUR 5 billion (EUR 5 billion at 31 December 2024), the majority of which relate to France (approximately EUR 4 billion). These deferred tax assets have not been recognized due to uncertainty regarding their utilization. A significant portion of the French unrecognized deferred tax assets are indefinite in nature and available against future French tax liabilities, subject to a limitation of 50% of annual taxable profits.

Nokia continually evaluates the probability of utilizing its deferred tax assets and considers both positive and negative evidence in its assessment.

24 July 2025 25

8. FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets and liabilities measured at fair value are categorized based on the availability of observable inputs used to measure their fair value. The three hierarchical levels are based on an increasing amount of judgment associated with the inputs used to derive fair valuation for these assets and liabilities, Level 1 being market values for exchange traded products, Level 2 being primarily based on publicly available market information and Level 3 requiring most management judgment. At the end of each reporting period, Nokia categorizes its financial assets and liabilities to the appropriate level of fair value hierarchy. Items for continuing operations carried at fair value in the following table are measured at fair value on a recurring basis. For more information about the valuation methods and principles, refer to Note 5.2. Financial assets and liabilities, and Note 5.3. Derivative and firm commitment assets and liabilities in the annual consolidated financial statements for 2024.

30 June 2025	Carrying amounts						Fair value
	Amortized cost	Fair value through profit or loss			Fair value through other comprehensive income[1]		
EUR million		Level 1	Level 2	Level 3	Level 2	Total	Total
Non-current interest-bearing financial investments	418	—	—	—	—	418	429
Investments in venture funds	—	—	—	819	—	819	819
Other non-current financial assets	163	—	87	—	42	292	292
Other current financial assets	216	—	—	—	16	232	232
Derivative assets	—	—	298	—	—	298	298
Trade receivables	—	—	—	—	3 750	3 750	3 750
Current interest-bearing financial investments	306	—	449	—	—	755	755
Cash and cash equivalents	4 068	—	729	—	—	4 797	4 797
Total financial assets	**5 171**	**—**	**1 563**	**819**	**3 808**	**11 361**	**11 372**
Long-term interest-bearing liabilities	2 342	—	—	—	—	2 342	2 395
Other long-term financial liabilities	30	—	—	40	—	70	70
Short-term interest-bearing liabilities	749	—	—	—	—	749	748
Other short-term financial liabilities	45	—	—	449	—	494	494
Derivative liabilities	—	—	405	—	—	405	405
Discounts without performance obligations	457	—	—	—	—	457	457
Trade payables	2 979	—	—	—	—	2 979	2 979
Total financial liabilities	**6 602**	**—**	**405**	**489**	**—**	**7 496**	**7 548**

31 December 2024	Carrying amounts						Fair value
	Amortized cost	Fair value through profit or loss			Fair value through other comprehensive income[1]		
EUR million		Level 1	Level 2	Level 3	Level 2	Total	Total
Non-current interest-bearing financial investments	457	—	—	—	—	457	466
Investments in venture funds	—	—	—	865	—	865	865
Other non-current financial assets	179	—	97	—	40	316	316
Other current financial assets	315	92	—	—	25	432	432
Derivative assets	—	—	197	—	—	197	197
Trade receivables	—	—	—	—	5 248	5 248	5 248
Current interest-bearing financial investments	486	—	1 175	—	—	1 661	1 661
Cash and cash equivalents	5 251	—	1 372	—	—	6 623	6 623
Total financial assets	**6 688**	**92**	**2 841**	**865**	**5 313**	**15 799**	**15 808**
Long-term interest-bearing liabilities	2 918	—	—	—	—	2 918	2 986
Other long-term financial liabilities	33	—	—	45	—	78	78
Short-term interest-bearing liabilities	969	—	—	—	—	969	969
Other short-term financial liabilities	883	—	—	488	—	1 371	1 371
Derivative liabilities	—	—	299	—	—	299	299
Discounts without performance obligations	380	—	—	—	—	380	380
Trade payables	3 213	—	—	—	—	3 213	3 213
Total financial liabilities	**8 396**	**—**	**299**	**533**	**—**	**9 228**	**9 296**

(1) No financial instruments measured at fair value through other comprehensive income are categorized in fair value hierarchy level 1 or level 3.

Lease liabilities are not included in the fair value of financial instruments.

Level 3 Financial assets include a large number of investments in unlisted equities and unlisted venture funds, including investments managed by NGP Capital specializing in growth-stage investing. The fair value of level 3 investments is determined using one or more valuation techniques with unobservable inputs, where the use of the market approach generally consists of using comparable market transactions, while the use of the income approach generally consists of calculating the net present value of expected future cash flows.

Level 3 Financial liabilities consist primarily of a conditional obligation to China Huaxin related to Nokia Shanghai Bell.

24 July 2025 26

Changes in level 3 financial assets and liabilities measured at fair value:

EUR million	Financial Assets	Financial Liabilities
1 January 2025	865	(533)
Net (losses)/gains in income statement	(76)	42
Additions	36	—
Deductions	(5)	—
Other movements	(1)	2
30 June 2025	819	(489)

The gains and losses from venture fund and similar investments categorized in level 3 are included in other operating income and expenses. The gains and losses from other level 3 financial assets and liabilities are recorded in financial income and expenses. A net loss of EUR 38 million related to level 3 financial instruments held at 30 June 2025 was included in the profit and loss during 2025 (net gain of EUR 17 million related to level 3 financial instruments held at 31 December 2024 during 2024).

9. INTEREST-BEARING LIABILITIES

					Carrying amount (EUR million)		
Issuer/borrower	Instrument	Currency	Nominal (million)	Final maturity	30 June 2025	30 June 2024	31 December 2024
Nokia Corporation	EIB R&D Loan	EUR	500	2/2025	—	500	500
Nokia Corporation	NIB R&D Loan	EUR	83	5/2025	—	83	83
Nokia Corporation	2.375% Senior Notes	EUR	292	5/2025	—	289	292
Nokia Corporation	2.00% Senior Notes	EUR	630	3/2026	628	611	624
Nokia Corporation	4.375% Senior Notes	USD	500	6/2027	415	437	458
Nokia of America Corporation	6.50% Senior Notes	USD	74	1/2028	63	69	71
Nokia Corporation	3.125% Senior Notes	EUR	500	5/2028	492	473	487
Nokia of America Corporation	6.45% Senior Notes	USD	206	3/2029	176	193	199
Nokia Corporation	4.375% Sustainability-linked Senior Notes[1]	EUR	500	8/2031	512	497	513
Nokia Corporation	NIB R&D Loan[2]	EUR	250	10/2032	250	—	100
Nokia Corporation	6.625% Senior Notes	USD	500	5/2039	421	452	455
Nokia Corporation and various subsidiaries	Other liabilities				134	75	105
Total					3 091	3 679	3 887

(1) The bond has a one-time redemption premium at maturity of EUR 4 million in case Nokia does not meet its commitment to reduce its greenhouse gas (GHG) emissions (in tCO_2 e) across its value chain (Scope 1, 2, and 3) by 50% between 2019 and 2030. This target is one of Nokia's key sustainability targets and has been selected to be the Sustainability Performance Target in Nokia's Sustainable Finance Framework that enables the issuance of sustainability-linked financing instruments.

(2) In October 2024, Nokia signed a loan facility agreement of EUR 250 million with the Nordic Investment Bank (NIB) for financing research and development of 5G and 6G technology. By April 2025, a total of EUR 250 million has been drawn from the facility and is repayable in two equal installments in 2031 and 2032.

On 28 February 2025, Nokia completed the acquisition of Infinera Corporation. The purchase price included Infinera's convertible senior notes with a combined nominal amount of USD 674 million. The bondholders had the option to surrender their holdings according to the "make-whole fundamental change" terms which determined the conversion rates. All bondholders elected to surrender their holdings, and the cash settlements took place in May 2025. For more information on the acquisition, please refer to Note 3. Acquisitions.

Nokia's committed Revolving Credit Facility with nominal value of EUR 1 412 million was terminated in June 2025 and replaced with a EUR 1 500 million five-year multicurrency committed Revolving Credit Facility with two one-year extension options. Nokia also has a committed Revolving Credit Facility with nominal value of EUR 500 million maturing in March 2027. For information about Nokia's uncommitted funding programs, refer to Note 5.4. Financial risk management in the annual consolidated financial statements for 2024. All borrowings and credit facilities are senior unsecured and have no financial covenants.

24 July 2025 27

10. PROVISIONS

EUR million	Restructuring	Litigation and Environmental	Warranty	Material liability	Other[1]	Total
At 1 January 2025	219	242	230	145	392	1 228
Business combinations	1	—	29	1	12	43
Charged to income statement						
Additions[2]	*113*	*38*	*219*	*77*	*33*	*480*
Reversals	*—*	*(14)*	*(30)*	*(70)*	*(35)*	*(149)*
Total charged/(credited) to income statement	113	24	189	7	(2)	331
Utilized during period[3]	(135)	(43)	(52)	(25)	(10)	(265)
Translation differences and other	(1)	(20)	(5)	(7)	(30)	(63)
At 30 June 2025	197	203	391	121	362	1 274
Non-current	93	125	32	—	247	496
Current	104	77	360	121	115	779

(1) Other provisions include provisions for various obligations such as project losses, indirect tax provisions, divestment-related provisions, certain other employee-related provisions than restructuring provisions and asset retirement obligations.
(2) Additions to warranty provision are primarily due to a contract settlement related to a customer specific project that started in 2019.
(3) The utilization of restructuring provision includes items transferred to accrued expenses, of which EUR 68 million remained in accrued expenses at 30 June 2025.

11. COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS

EUR million	30 June 2025	30 June 2024	31 December 2024
Contingent liabilities on behalf of group companies			
Guarantees issued by financial institutions			
Commercial guarantees	946	1 519	964
Non-commercial guarantees	508	502	498
Corporate guarantees			
Commercial guarantees	276	305	263
Non-commercial guarantees	31	33	33
Financing commitments			
Customer finance commitments	12	4	11
Venture fund commitments	245	365	306

The amounts in the table above represent the maximum principal amount of commitments and contingencies, and these amounts do not reflect management's expected outcomes.

Litigations and proceedings

Significant changes to information about litigation and proceedings presented in Nokia's annual consolidated financial statements for 2024:

Amazon

In 2023, Nokia commenced patent infringement proceedings against Amazon in several countries in relation to patents covering video-related technologies implemented in Amazon's services and devices. In March 2025, Nokia announced it had signed a patent agreement with Amazon. The agreement resolves all pending patent litigation between the parties.

24 July 2025 28

Alternative performance measures Certain financial measures presented in this interim report are not measures of financial performance, financial position or cash flows defined in IFRS, and therefore may not be directly comparable with financial measures used by other companies, including those in the same industry. The primary rationale for presenting these measures is that the management uses these measures in assessing the financial performance of Nokia and believes that these measures provide meaningful supplemental information on the underlying business performance. These financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. This section provides summarized information on the performance measures included in this interim report as well as reconciliations of the performance measures to the amounts presented in the financial statements. In the first quarter of 2025 Nokia introduced a new performance measure – constant currency and portfolio net sales growth – to complement information it provides on changes in its net sales on a reported and constant currency basis. This new measure provides information on net sales growth on a constant currency and portfolio basis i.e. after adjusting reported net sales for the effects of changes in foreign exchange rates, as well as for the impact of certain acquisitions and divestitures. Performance measure Definition Purpose Comparable measures Comparable measures exclude intangible asset amortization and other purchase price fair value adjustments, goodwill impairments, restructuring related charges, transaction and related costs, including integration costs, and certain other items affecting comparability. We believe that our comparable results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding certain items of income and expenses that may not be indicative of Nokia’s business operating results. Comparable operating profit is used also in determining management remuneration. Constant currency net sales growth / Net sales growth adjusted for currency fluctuations When net sales growth is reported on a constant currency basis / adjusted for currency fluctuations, the exchange rates used to translate amounts in local currencies to euro, our reporting currency, are the average actual periodic exchange rates for the comparative financial period. Therefore, the constant currency net sales growth / net sales growth adjusted for currency fluctuations exclude the effects of changes in exchange rates during the current period compared to euro. We provide additional information on net sales growth on a constant currency basis / adjusted for currency fluctuations in order to better reflect the underlying business performance. Constant currency and portfolio net sales growth When net sales growth is reported on a constant currency and portfolio basis, net sales in local currencies are translated to euro using the average exchange rates for the comparative financial period. Additionally, certain specific acquisitions or disposals are treated as if they had occurred at the beginning of the comparative financial period. As a result, constant currency and portfolio net sales growth excludes the effects of changes in exchange rates during the current period and is adjusted for the impact of portfolio changes by including net sales from certain specific acquisitions and excluding net sales from certain specific divestitures from the beginning of the comparative period. We provide additional information on net sales growth on a constant currency and portfolio basis in order to better reflect the underlying business performance when reported net sales have changed not only due to changes in foreign exchange rates but also as a result of acquisitions or disposals. Total cash and interest-bearing financial investments ("Total cash") Total cash and interest-bearing financial investments consist of cash and cash equivalents and current interest-bearing financial investments and non-current interest-bearing financial investments. Total cash and interest-bearing financial investments is used to indicate funds available to Nokia to run its current and invest in future business activities as well as provide return for security holders. Net cash and interest-bearing financial investments ("Net cash") Net cash and interest-bearing financial investments equals total cash and interest-bearing financial investments less long-term and short-term interest-bearing liabilities. Lease liabilities are not included in interest-bearing liabilities. Net cash and interest-bearing financial investments is used to indicate Nokia's liquidity position after cash required to settle the interest-bearing liabilities. Free cash flow Net cash flows from operating activities – purchases of property, plant and equipment and intangible assets (capital expenditure). Free cash flow is the cash that Nokia generates after investments in property, plant and equipment and intangible assets, and we believe it provides meaningful supplemental information as it represents the cash available to service and repay interest-bearing financial liabilities, including lease liabilities, make investments to grow business and distribute funds to shareholders. It is a measure of cash generation, working capital efficiency and capital discipline of the business. Adjusted free cash flow Cash flows from operations – purchases of property, plant and equipment and intangible assets (capital expenditure). Adjusted free cash flow is an additional measure of cash generation, working capital efficiency and capital discipline used by management and investors to evaluate cash generation capacity of each of the business groups individually. Adjusted free cash flow is intended as a measure of business group performance and is calculated as the free cash flow but excluding interest received, interest paid, and income taxes paid, items that are related to the group structure and which cannot be allocated to the business groups in a meaningful way. This measure is not intended to be used to analyze the overall group performance. Capital expenditure Purchases of property, plant and equipment and intangible assets (excluding assets acquired under business combinations). We use capital expenditure to describe investments in profit generating activities in the future. Recurring/One-time measures Recurring measures, such as recurring net sales, are based on revenues that are likely to continue in the future. Recurring measures exclude e.g. the impact of catch-up net sales relating to prior periods. One-time measures, such as one-time net sales, reflect the revenues that are not likely to continue in the future. We use recurring/one-time measures to improve comparability between financial periods. Adjusted profit/(loss) Adjusted profit/(loss) equals the cash from operations before changes in net working capital subtotal in the consolidated statement of cash flows. We use adjusted profit/(loss) to provide a structured presentation when describing the cash flows. Restructuring and associated charges, liabilities and cash outflows Charges, liabilities and cash outflows related to activities that either meet the strict definition of restructuring under IFRS or are closely associated with such activities. We use restructuring and associated charges, liabilities and cash outflows to measure the progress of our integration and transformation activities. 24 July 2025 29

Comparable to reported reconciliation

Q2'25

EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	Operating profit	Financial income and expenses	Income tax expense	Profit from continuing operations
Comparable	4 551	(2 517)	(1 126)	(612)	4	301	20	(92)	236
Amortization and depreciation of acquired intangible assets and property, plant and equipment	—	(1)	(26)	(90)	—	(117)	—	29	(89)
Restructuring and associated charges	—	(24)	(7)	(40)	—	(71)	—	14	(57)
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(5)	(33)	—	—	—	(39)	—	9	(29)
Transaction and related costs, including integration costs	—	—	(2)	(1)	13	10	—	—	10
Divestment of businesses	—	—	—	—	(2)	(2)	—	1	(2)
Impairment and write-off of assets, net of reversals	—	—	(1)	—	—	(1)	—	—	(1)
Fair value changes of current equity investments	—	—	—	—	—	—	9	—	9
Change in fair value of Infinera convertible notes	—	—	—	—	—	—	5	—	5
Items affecting comparability	(5)	(58)	(35)	(132)	10	(220)	14	52	(153)
Reported	4 546	(2 575)	(1 161)	(744)	14	81	34	(40)	83

Q2'24

EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	Operating profit	Financial income and expenses	Income tax expense	Profit from continuing operations
Comparable	4 466	(2 468)	(1 064)	(610)	99	423	20	(117)	328
Divestment of associates	—	—	—	—	186	186	—	(3)	184
Restructuring and associated charges	—	(58)	(56)	(33)	(2)	(150)	—	30	(120)
Amortization of acquired intangible assets	—	—	(5)	(73)	—	(78)	—	17	(62)
Divestment of businesses	—	—	—	—	67	67	17	(21)	62
Impairment and write-off of assets, net of reversals	—	(4)	(9)	2	—	(11)	—	2	(9)
Fair value changes of legacy IPR fund	—	—	—	—	(5)	(5)	—	1	(4)
Change in financial liability to acquire NSB non-controlling interest	—	—	—	—	—	—	(9)	—	(9)
Items affecting comparability	—	(62)	(70)	(105)	246	9	7	25	42
Reported	4 466	(2 530)	(1 134)	(715)	345	432	27	(92)	370

Q1-Q2'25

EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	Operating profit	Financial income and expenses	Income tax expense	Profit from continuing operations
Comparable	8 941	(5 050)	(2 241)	(1 199)	5	457	80	(156)	390
Amortization and depreciation of acquired intangible assets and property, plant and equipment	—	(2)	(32)	(181)	—	(215)	—	51	(163)
Restructuring and associated charges	—	(36)	(29)	(68)	(1)	(135)	—	27	(108)
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(5)	(53)	—	—	—	(58)	—	14	(44)
Transaction and related costs, including integration costs	—	—	(3)	(23)	13	(13)	—	—	(13)
Divestment of businesses	—	—	—	—	(2)	(2)	—	1	(2)
Impairment and write-off of assets, net of reversals	—	—	(1)	(1)	—	(2)	—	—	(2)
Change in fair value of Infinera convertible notes	—	—	—	—	—	—	(23)	—	(23)
Change in financial liability to acquire NSB non-controlling interest	—	—	—	—	—	—	(8)	—	(8)
Fair value changes of current equity investments	—	—	—	—	—	—	(3)	—	(3)
Items affecting comparability	(5)	(91)	(65)	(273)	10	(425)	(35)	93	(366)
Reported	8 936	(5 141)	(2 306)	(1 472)	15	32	45	(63)	24

24 July 2025 30

Q1-Q2'24

EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	Operating profit	Financial income and expenses	Income tax expense	Profit from continuing operations
Comparable	**8 910**	**(4 666)**	**(2 140)**	**(1 194)**	**113**	**1 023**	**67**	**(253)**	**840**
Restructuring and associated charges	—	(89)	(92)	(69)	(3)	**(253)**	—	50	**(203)**
Divestment of associates	—	—	—	—	186	**186**	—	(3)	**184**
Amortization of acquired intangible assets	—	—	(10)	(146)	—	**(156)**	—	35	**(121)**
Divestment of businesses	—	—	—	—	67	**67**	17	(21)	**62**
Impairment and write-off of assets, net of reversals	—	(8)	(17)	—	—	**(25)**	—	5	**(20)**
Fair value changes of legacy IPR fund	—	—	—	—	(5)	**(5)**	—	1	**(4)**
Changes in the recognition of deferred tax assets	—	—	—	—	—	**—**	—	83	**83**
Items affecting comparability	—	(98)	(119)	(214)	245	**(187)**	17	150	**(19)**
Reported	**8 910**	**(4 764)**	**(2 259)**	**(1 408)**	**358**	**836**	**84**	**(103)**	**821**

Reconciliation of constant currency and portfolio net sales growth to reported net sales growth

Below tables show the reconciliation between constant currency and portfolio net sales growth and reported net sales growth. Portfolio changes include the acquisition of Infinera which was completed in Q1'25 and divestment of Device Management and Service Management Platform businesses which was closed in Q2'24.

Net sales growth by segment

	Q2'25 year-on-year change				Q1-Q2'25 year-on-year change			
	Constant currency and portfolio change	Foreign exchange impact	Portfolio changes	YoY change	Constant currency and portfolio change	Foreign exchange impact	Portfolio changes	YoY change
Nokia Group	(1)%	(4)%	7%	2%	(2)%	(2)%	4%	0%
Network Infrastructure	8%	(5)%	22%	25%	9%	(2)%	15%	22%
IP Networks	3%	(4)%	0%	(1)%	5%	(1)%	0%	4%
Optical Networks	6%	(5)%	79%	80%	10%	(2)%	59%	67%
Fixed Networks	17%	(5)%	0%	12%	13%	(2)%	0%	11%
Mobile Networks	(13)%	(4)%	0%	(17)%	(6)%	(2)%	0%	(8)%
Cloud and Network Services	14%	(4)%	0%	10%	11%	(2)%	(2)%	7%
Nokia Technologies	3%	(3)%	0%	0%	(34)%	(1)%	0%	(35)%
Group Common and Other	(25)%	0%	0%	(25)%	(73)%	0%	0%	(73)%

Group net sales growth by region

	Q2'25 year-on-year change				Q1-Q2'25 year-on-year change			
	Constant currency and portfolio change	Foreign exchange impact	Portfolio changes	YoY change	Constant currency and portfolio change	Foreign exchange impact	Portfolio changes	YoY change
Americas	**(6)%**	**(6)%**	**13%**	**1%**	**5%**	**(2)%**	**8%**	**11%**
Latin America	(22)%	(6)%	9%	(19)%	(14)%	(5)%	6%	(13)%
North America	(3)%	(6)%	13%	4%	8%	(2)%	8%	14%
APAC	**(3)%**	**(4)%**	**3%**	**(4)%**	**4%**	**(2)%**	**1%**	**3%**
Greater China	(17)%	(3)%	1%	(19)%	(18)%	(1)%	0%	(19)%
India	0%	(7)%	1%	(6)%	33%	(3)%	0%	30%
Rest of APAC	5%	(4)%	5%	6%	(1)%	(2)%	2%	(1)%
EMEA	**4%**	**(2)%**	**4%**	**6%**	**(10)%**	**(1)%**	**3%**	**(8)%**
Europe	6%	(1)%	5%	10%	(12)%	0%	3%	(9)%
Middle East & Africa	(1)%	(4)%	1%	(4)%	(4)%	(1)%	1%	(4)%

24 July 2025 31

Segment net sales growth by region

	Q2'25 year-on-year change				Q1-Q2'25 year-on-year change			
	Constant currency and portfolio change	Foreign exchange impact	Portfolio changes	YoY change	Constant currency and portfolio change	Foreign exchange impact	Portfolio changes	YoY change
Network Infrastructure								
Americas	5%	(6)%	32%	31%	11%	(3)%	23%	31%
APAC	29%	(6)%	11%	34%	29%	(2)%	7%	34%
EMEA	1%	(2)%	14%	13%	(2)%	0%	10%	8%
Mobile Networks								
Americas	(25)%	(5)%	0%	(30)%	(7)%	(2)%	0%	(9)%
APAC	(20)%	(4)%	0%	(24)%	(10)%	(2)%	0%	(12)%
EMEA	4%	(2)%	0%	2%	(3)%	(1)%	0%	(4)%
Cloud and Network Services								
Americas	19%	(7)%	0%	12%	12%	(2)%	(4)%	6%
APAC	2%	(3)%	0%	(1)%	11%	(2)%	(2)%	7%
EMEA	16%	(2)%	0%	14%	10%	0%	(2)%	8%

Net sales growth by customer type

	Q2'25 year-on-year change				Q1-Q2'25 year-on-year change			
	Constant currency and portfolio change	Foreign exchange impact	Portfolio changes	YoY change	Constant currency and portfolio change	Foreign exchange impact	Portfolio changes	YoY change
Communications service providers (CSP)	(4)%	(4)%	5%	(3)%	(1)%	(2)%	4%	1%
Enterprise	15%	(4)%	30%	41%	21%	(2)%	19%	38%
Licensees	3%	(3)%	0%	0%	(34)%	(1)%	0%	(35)%

Net cash and interest-bearing financial investments

EUR million	30 June 2025	31 March 2025	31 December 2024	30 September 2024	30 June 2024
Non-current interest-bearing financial investments	418	440	457	441	438
Current interest-bearing financial investments	755	1 174	1 661	1 714	1 863
Cash and cash equivalents	4 797	5 543	6 623	7 043	6 853
Total cash and interest-bearing financial investments	5 970	7 157	8 741	9 198	9 154
Long-term interest-bearing liabilities[1]	2 342	2 287	2 918	2 785	2 747
Short-term interest-bearing liabilities[1]	749	1 882	969	953	932
Total interest-bearing liabilities	3 091	4 169	3 887	3 738	3 679
Net cash and interest-bearing financial investments	**2 879**	**2 988**	**4 854**	**5 460**	**5 475**

(1) Lease liabilities are not included in interest-bearing liabilities.

Free cash flow

EUR million	Q2'25	Q2'24	Q1-Q2'25	Q1-Q2'24
Net cash flows from operating activities	209	489	1 099	1 556
Purchase of property, plant and equipment and intangible assets	(121)	(95)	(290)	(207)
Free cash flow	**88**	**394**	**809**	**1 349**

24 July 2025

32

Adjusted free cash flow

EUR million	Q2'25	Q2'24	Q1-Q2'25	Q1-Q2'24
Network Infrastructure - Continuing operations	108	(187)	330	(96)
Network Infrastructure - Discontinued operations[1]	—	(27)	—	(13)
Mobile Networks	66	672	420	1 378
Cloud and Network Services	(5)	27	186	4
Nokia Technologies	291	129	433	611
Group Common and Other[2]	(228)	(110)	(330)	(273)
Adjusted free cash flow	**232**	**504**	**1 039**	**1 611**

(1) 2024 comprises Submarine Networks business.
(2) 2025 consists mainly of cash flows from operations related to corporate-level and centrally managed activities. 2024 consists mainly of cash flows from operations related to corporate-level and centrally managed activities and to Radio Frequency Systems.

Reconciliation of the adjusted free cash flow to group free cash flow

EUR million	Q2'25	Q2'24	Q1-Q2'25	Q1-Q2'24
Cash flows from operations	353	599	1 329	1 818
Purchase of property, plant and equipment and intangible assets	(121)	(95)	(290)	(207)
Adjusted free cash flow	**232**	**504**	**1 039**	**1 611**
Interest received	40	58	114	112
Interest paid	(53)	(56)	(122)	(140)
Income taxes paid, net	(131)	(112)	(222)	(234)
Free cash flow	**88**	**394**	**809**	**1 349**

24 July 2025 33

This financial report was approved by the Board of Directors on 24 July 2025. Media and Investor Contacts: Communications, tel. +358 10 448 4900 email: press.services@nokia.com Investor Relations, tel. +358 931 580 507 email: investor.relations@nokia.com • Nokia plans to publish its third quarter and January-September 2025 results on 23 October 2025. 24 July 2025 34

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2025	Nokia Corporation

	By:	/s/ Johanna Mandelin
	Name:	Johanna Mandelin
	Title:	Vice President, Corporate Legal